As filed with the Securities and Exchange Commission on March 30, 2007

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

CORPORATE OFFICE PROPERTIES TRUST

(Exact name of Registrant as specified in its charter)

Maryland	23-2947217
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

6711 Columbia Gateway Drive

Suite 300

Columbia, Maryland 21046

(443) 285-5400

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Randall M. Griffin

President and Chief Executive Officer

Corporate Office Properties Trust

6711 Columbia Gateway Drive

Suite 300

Columbia, MD 21046

(443) 285-5400

(Name, address, including zip code, and telephone number, including area code,

of agent for service)

Copies to:

Justin W. Chairman, Esq.	Karen M. Singer, Esq.
Morgan, Lewis & Bockius LLP	Senior Vice President & General Counsel
1701 Market Street	Corporate Office Properties Trust
Philadelphia, PA 19103	6711 Columbia Gateway Drive, Suite 300
(215) 963-5000	Columbia, MD 21046
(443) 285-5400

Approximate date of commencement of proposed sale to the public:  From  time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box: ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box: ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit (2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Shares of Beneficial Interest, $.01 par value	181,097	$47.05	$8,520,614	$262

(1)   Pursuant to Rule 416 under the Securities Act, such number of common shares registered hereby shall include an indeterminable number of common shares that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.

(2)   The proposed maximum offering price per unit with respect to the 181,097 Common Shares being registered pursuant to this Registration Statement is $47.05, estimated solely for the purpose of computing the registration fee, pursuant to Rule 457(a) under the Securities Act, and, in accordance with Rule 457(c) under the Securities Act, based on the average of the high and low reported sale prices of the Registrant’s Common Shares on the New York Stock Exchange on March 26, 2007.

PROSPECTUS

CORPORATE OFFICE PROPERTIES TRUST

181,097 COMMON SHARES OF BENEFICIAL INTEREST

This is an offering of common shares of Corporate Office Properties Trust.  This prospectus covers 181,097 common shares that may be sold by certain selling shareholders identified herein.  The selling shareholders may acquire such common shares by redeeming limited partnership interests which they own in our operating partnership, Corporate Office Properties, L.P. (the “Operating Partnership”), in exchange for common shares. You may find information pertaining to these shareholders and their ownership of certain common shares of COPT, and their ownership of certain limited partnership interests in our Operating Partnership, under the heading “The Selling Shareholders” in this prospectus.

Our common shares are listed on the New York Stock Exchange under the symbol “OFC.”  To ensure that we maintain our qualification as a real estate investment trust, ownership by any person is limited to 9.8% of the lesser of the number or value of outstanding common shares, with certain exceptions.

We are registering these shares as required under the terms of an agreement between the selling shareholders and us.  Registration of these common shares does not necessarily mean that any of the shares will be offered or sold by the selling shareholders.  We will receive no proceeds of any sales of these common shares, but will incur expenses in connection with the offering.

The selling shareholders from time to time may offer and sell the shares held by them directly or through agents or broker-dealers on terms to be determined at the time of sale, as described in more detail in this prospectus.

Investing in our securities involves risks.  See “Risk Factors” beginning on page 5 of this prospectus and included in our periodic reports and other information that we file with the Securities and Exchange Commission before you invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is March 30, 2007

The terms “COPT,” “Company,” “we,” “our” and “us” refer to Corporate Office Properties Trust and its subsidiaries, including Corporate Office Properties, L.P., which we refer to as our operating partnership, Corporate Office Management, Inc. (“COMI”), Corporate Development Services, LLC, COPT Development and Construction Services, LLC, COPT Property Management Services, LLC and COPT Environmental Systems, LLC, unless the context suggests otherwise. The term “you” refers to a prospective investor.

FORWARD-LOOKING STATEMENTS

This section contains “forward-looking” statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on our current expectations, estimates and projections about future events and financial trends affecting the financial condition and operations of our business.  Forward-looking statements can be identified by the use of words such as “may,” “will,” “should,” “expect,” “estimate” or other comparable terminology.  Forward-looking statements are inherently subject to risks and uncertainties, many of which we cannot predict with accuracy and some of which we might not even anticipate.  Although we believe that the expectations, estimates and projections reflected in such forward-looking statements are based on reasonable assumptions at the time made, we can give no assurance that these expectations, estimates and projections will be achieved.  Future events and actual results may differ materially from those discussed in the forward-looking statements.  Important factors that may affect these expectations, estimates and projections include, but are not limited to:

•                  our ability to borrow on favorable terms;

•                  general economic and business conditions, which will, among other things, affect office property demand and rents, tenant creditworthiness, interest rates and financing availability;

•                  adverse changes in the real estate markets, including, among other things, increased competition with other companies;

•                  risks of real estate acquisition and development activities, including, among other things, risks that development projects may not be completed on schedule, that tenants may not take occupancy or pay rent or that development and operating costs may be greater than anticipated;

•                  risks of investing through joint venture structures, including risks that our joint venture partners may not fulfill their financial obligations as investors or may take actions that are inconsistent with our objectives;

•                  our ability to satisfy and operate effectively under federal income tax rules relating to real estate investment trusts and partnerships;

•                  governmental actions and initiatives; and

•                  environmental requirements.

We undertake no obligation to update or supplement forward-looking statements.  For further information on factors that could impact the Company and the statements contained herein, you should refer to the “Risk Factors” section of this prospectus, as well as to the information in Section 1A, “Risk Factors,” in our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, as it may be updated by information included in our Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission.

SUMMARY

This prospectus summary calls your attention to selected information in this document, but it does not contain all the information that is important to you.  To understand us and the securities that may be offered through this prospectus, you should read this entire prospectus carefully, including the section called “Risk Factors,” and the documents to which we refer you in the section called “Where You Can Find More Information” in this prospectus.

OUR COMPANY

General.  We are a fully-integrated and self-managed real estate investment trust (“REIT”) that focuses on the acquisition, development, ownership, management and leasing of primarily Class A suburban office properties in the Greater Washington, D.C. region and other select submarkets.  We also have a core customer expansion strategy built on meeting, through acquisitions and development, the multi-location requirements of our strategic tenants.  Our strategy is to operate in select, demographically strong submarkets where we can achieve critical mass, operating synergies and key competitive advantages, including attracting high quality tenants and securing acquisition and development opportunities.  As of December 31, 2006, our investments in real estate included the following:

•                  170 wholly owned operating properties in Maryland, Virginia, Colorado, Texas, Pennsylvania and New Jersey containing 15.1 million rentable square feet that were 92.8% occupied;

•                  16 wholly owned office properties under construction or development that we estimate will total approximately 1.8 million square feet upon completion, and two wholly owned office properties totaling approximately 129,000 square feet that were under redevelopment;

•                  wholly owned land parcels totaling 1,048 acres that were predominantly located near certain of our operating properties and that we believe are potentially developable into approximately 8.4 million square feet; and

•                  partial ownership interests, primarily through joint ventures, in the following:

•                  17 fully operational properties totaling approximately 727,000 square feet;

•                  three properties under construction or development (including one not owned but under contract) that we estimate will total 324,000 square feet upon completion, and two properties totaling approximately 611,000 square feet that were mostly under redevelopment; and

•                  land parcels totaling 279 acres that were predominantly located near certain of our operating properties and potentially developable into approximately 2.4 million square feet.

We focus on leasing our office properties to large, financially sound entities with significant, long-term space requirements. We believe our extensive experience, market knowledge and network of industry contacts within the Greater Washington region provide us with an important competitive advantage in establishing, maintaining and enhancing our prominence within our targeted submarkets.

As of December 31, 2006, our executive officers and trustees collectively owned 15.7% of our common equity interests, which includes ownership of outstanding common shares and common units of our partnership convertible into common shares.  Interests in our Operating Partnership are in the form of common and preferred units.  As of December 31, 2006, we owned approximately 83% of the outstanding common units and approximately 96% of the outstanding preferred units in our Operating Partnership.  The remaining common and preferred units in our Operating Partnership were owned by third parties, which included certain of our trustees.

On January 9 and 10, 2007, we completed a series of transactions that resulted in the acquisition of 56 operating properties totaling 2.4 million square feet and land parcels totaling 187 acres.  We refer to this transaction as the Nottingham Acquisition.  All of the acquired properties are located in Maryland, with 36 of the operating properties, totaling 1.6 million square feet, and land parcels totaling 175 acres, located in White Marsh, Maryland and the remaining properties and land parcels located in other regions in Northern Baltimore County and the Baltimore/Washington Corridor.  We believe that the land parcels totaling 187 acres can support at least 2.0 million developable square feet.  We completed the Nottingham acquisition for approximately $366.3 million, including transaction costs.  We financed the acquisition by issuing $26.6 million in Series K Preferred Shares to the seller at a deemed value of $50.00 per share, issuing $156.7 million in common shares to the seller at a deemed value of

$49.57 per share, using $20.1 million from an escrow funded by proceeds from one of our property sales and using debt borrowings for the remainder.

We believe that we are organized and have operated in a manner that permits us to satisfy the requirements for taxation as a REIT under the Internal Revenue Code of 1986, as amended, and we intend to continue to operate in such a manner.  If we qualify for taxation as a REIT, we generally will not be subject to Federal income tax on our taxable income that is distributed to our shareholders.  A REIT is subject to a number of organizational and operational requirements, including a requirement that it distribute to its shareholders at least 90% of its annual taxable income (excluding net capital gains).

Our executive offices are located at 6711 Columbia Gateway Drive, Suite 300, Columbia, Maryland 21046 and our telephone number is (443) 285-5400.

RISK FACTORS

You should carefully consider the risks and uncertainties described below before purchasing our securities. Our most significant risks and uncertainties are described below; however, they are not the only ones that we face. If any of the following actually occurs, our business, financial condition or operating results could be materially harmed, the trading price of our securities, to the extent such securities are listed on any exchange, inter-dealer quotation system or over-the-counter market, could decline and you may lose all or part of your investment. You should carefully consider each of the risks and uncertainties below and all of the information in this prospectus and the documents we refer you to in the section in this prospectus called “Where You Can Find More Information.”

We may suffer adverse consequences as a result of our reliance on rental revenues for our income.  We earn revenue from renting our properties.  Our operating costs do not necessarily fluctuate in relation to changes in our rental revenue.  This means that our costs will not necessarily decline and may increase even if our revenues decline.

For new tenants or upon lease expiration for existing tenants, we generally must make improvements and pay other tenant-related costs for which we may not receive increased rents.  We also make building-related capital improvements for which tenants may not reimburse us.

If our properties do not generate revenue sufficient to meeting our operating expenses and capital costs, we may have to borrow additional amounts to cover these costs.  In such circumstances, we would likely have lower profits or possibly incur losses.  We may also find in such circumstances that we are unable to borrow to cover such costs, in which case our operations could be adversely affected.  Moreover, there may be less or no cash available for distributions to our shareholders.

In addition, the competitive environment for leasing is affected considerably by a number of factors including, among other things, changes due in economic factors and supply and demand of space.  These factors may make it difficult for us to lease existing vacant space and space associated with future lease expirations at rental rates that are sufficient to meeting our short-term capital needs.

Adverse developments concerning some of our key tenants could have a negative impact on our revenue.  As of December 31, 2006, 20 tenants accounted for 56.7% of the total annualized rental revenue of our wholly owned properties, excluding owner-occupied leasing activity, and five of these tenants accounted for 34.2% of that total. We computed the annualized rental revenue by multiplying by 12 the sum of monthly contractual base rents and estimated monthly expense reimbursements under active leases in our portfolio of wholly owned properties as of December 31, 2006.  We consider annualized rental revenue to be a useful measure for analyzing revenue sources because, since it is point-in-time based, it does not contain increases and decreases in revenue associated with periods in which lease terms were not in effect; historical revenue under GAAP does contain such fluctuations.  We find the measure particularly useful for leasing, tenant, segment and industry analysis.  Information regarding our five largest tenants is set forth below:

Tenant	Annualized Rental Revenue at December 31, 2006	Percentage of Total Annualized Rental Revenue of Wholly Owned Properties	Number of Leases
	(in thousands)
United States of America	$47,584	16.3%	45
Booz Allen Hamilton, Inc.	20,145	6.9%	10
Northrop Grumman Corporation	12,375	4.2%	15
Computer Sciences Corporation(1)	11,076	3.8%	4
AT&T Corporation	8,693	3.0%	10

(1)          Includes affiliated organizations and agencies and predecessor companies.

If any of our five largest tenants fail to make rental payments to us or if the United States Government elects to terminate several of its leases and the space cannot be re-leased on satisfactory terms, there would be an adverse effect on our financial performance and ability to make distributions to our shareholders.

As of December 31, 2006, the United States defense industry (comprising the United States Government and defense contractors) accounted for approximately 54.4% of the total annualized rental revenue of our wholly owned properties.  Most of the 16.3% of our total annualized rental revenue that we derived from leases with agencies of the United States Government as of December 31, 2006 is included in the 54.4% of our total annualized revenue from the United States defense industry. We classify the revenue from our leases into industry groupings based solely on management’s knowledge of the tenants’ operations in leased space. Occasionally, classifications require subjective and complex judgments. For example, we have a tenant that is considered by many to be in the computer industry; however, since the nature of that tenant’s operations in the space leased from us is focused on providing service to the United States Government’s defense department, we classify the revenue we earn from the lease as United States defense industry revenue. We do not use independent sources such as Standard Industrial Classification codes for classifying our revenue into industry groupings and if we did, the resulting groupings would be materially different.

We have become increasingly reliant on defense industry tenants in recent years due primarily to: (1) increased activity in that industry following the events of September 11, 2001; (2) the strong presence of the industry in a number of our submarkets; and (3) our strategy to form strategic alliances with certain of our tenants in the industry.  The percentage of our total annualized rental revenue derived from the defense industry could continue to increase. A reduction in government spending for defense could affect the ability of these tenants to fulfill lease obligations or decrease the likelihood that these tenants will renew their leases. In the case of the United States Government, a reduction in government spending could result in the early termination of leases. Such occurrences could have an adverse effect on our results of operations, financial condition, cash flows and ability to make distributions to our shareholders.

We rely on the ability of our tenants to pay rent and would be harmed by their inability to do so.  Our performance depends on the ability of our tenants to fulfill their lease obligations by paying their rental payments in a timely manner.  In addition, as noted above, we rely on a few major tenants for a large percentage of our total rental revenue.  If one of our major tenants, or a number of our smaller tenants, were to experience financial difficulties, including bankruptcy, insolvency or general downturn of business, there could be an adverse effect on our financial performance and ability to make expected distributions to shareholders.

Most of our properties are geographically concentrated in the Mid-Atlantic region, particularly in the Greater Washington, D.C. region and neighboring suburban Baltimore.  We may suffer economic harm in the event of a decline in the real estate market or general economic conditions in those regions.  Most of our properties are located in the Mid-Atlantic region of the United States and as of December 31, 2006, our properties located in the Greater Washington, D.C. region and neighboring Suburban Baltimore accounted for a combined 87.6% of our total annualized rental revenue from wholly owned properties.  Our properties are also typically concentrated in office parks in which we own most of the properties.  Consequently, we do not have a broad geographic distribution of our properties.  As a result, a decline in the real estate market or general economic conditions in the Mid-Atlantic region, the Greater Washington, D.C. region or the office parks in which our properties are located could have an adverse effect on our financial position, results of operations, cash flows and ability to make expected distributions to our shareholders.

We would suffer economic harm if we were unable to renew our leases on favorable terms.  When leases expire for our properties, our tenants may not renew or may renew on terms less favorable to us than the terms of their original leases.  If a tenant leaves, we can expect to experience a vacancy for some period of time, as well as higher capital costs than if a tenant renews.  As a result, our financial performance and ability to make expected distributions to our shareholders could be adversely affected if we experience a high volume of tenant departures at the end of their lease terms.  Set forth below are the percentages of total annualized rental revenue from wholly owned properties as of December 31, 2006 that are subject to scheduled lease expirations in each of the next five years:

2007	12.4%
2008	9.9%
2009	16.0%
2010	14.0%
2011	8.3%

Most of the leases with our largest tenant, the United States Government, which account for 16.3% of our total annualized rental revenue in wholly owned properties at December 31, 2006, provide for consecutive one-year terms or provide for early termination rights.  All of the leasing statistics set forth above assume that the United States Government will remain in the space that it leases through the end of the respective arrangements, without ending consecutive one-year leases prematurely or exercising early termination rights.  We reported the statistics in this manner since we manage our leasing activities using these same assumptions and believe these assumptions to be probable.

We may not be able to compete successfully with other entities that operate in our industry. The commercial real estate market is highly competitive. We compete for the purchase of commercial property with many entities, including other publicly traded commercial REITs. Many of our competitors have substantially greater financial resources than we do. If our competitors prevent us from buying properties that we target for acquisition, we may not be able to meet our property acquisition and development goals. Moreover, numerous commercial properties compete for tenants with our properties. Some of the properties competing with ours may have newer or more desirable locations, or the competing properties’ owners may be willing to accept lower rates than are acceptable to us. Competition for property acquisitions, or for tenants in properties that we own, could have an adverse effect on our financial performance and distributions to our shareholders.

We may be unable to successfully execute our plans to acquire existing commercial real estate properties. We intend to acquire existing commercial real estate properties to the extent that suitable acquisitions can be made on advantageous terms. Acquisitions of commercial properties entail risks, such as the risks that we may not be in a position or have the opportunity in the future to make suitable property acquisitions on advantageous terms and that such acquisitions will fail to perform as expected.  Our failure to successfully execute acquisitions of existing real estate properties could adversely affect our financial performance and our ability to make distributions to our shareholders.

We may suffer economic harm as a result of making unsuccessful acquisitions in new markets.  In 2006, we completed acquisitions of properties in regions where we did not previously own properties.  Moreover, we expect to continue to pursue selective acquisitions of properties in new regions.  These acquisitions may entail risks in addition to those we have faced in past acquisitions, such as the risk that we do not correctly anticipate conditions or trends in a new region, and are therefore not able to operate the acquired property profitably.  If this occurred, it could adversely affect our financial performance and our ability to make distributions to our shareholders.

We may be unable to execute our plans to develop and construct additional properties.  Although the majority of our investments are in currently leased properties, we also develop, construct and renovate properties, including some that are not fully pre-leased. When we develop, construct and renovate properties, we assume the risk that actual costs will exceed our budgets, that we will experience delays and that projected leasing will not occur, any of which could adversely affect our financial performance and our ability to make distributions to our shareholders. In addition, we generally do not obtain construction financing commitments until the development stage of a project is complete and construction is about to commence. We may find that we are unable to obtain financing needed to continue with the construction activities for such projects.

We may suffer economic harm as a result of the actions of our joint venture partners.  We invest in certain entities in which we are not the exclusive investor or principal decision maker.  As of December 31, 2006, we owned 17 fully operational properties and properties under construction, development, redevelopment or held for future development through joint ventures.  We also continue to pursue new investments in real estate through joint ventures.  Aside from our inability to unilaterally control the operations of joint ventures, our investments in joint ventures entail the additional risks that (1) the other parties to these investments may not fulfill their financial obligations as investors, in which case we may need to fund such parties’ share of additional capital requirements and (2) the other parties to these investments may take actions that are inconsistent with our objectives, either of which could have an adverse effect on our financial condition, results of operations, cash flows and ability to make expected distributions to our shareholders.

We are subject to possible environmental liabilities.  We are subject to various Federal, state and local environmental laws.  These laws can impose liability on property owners or operators for the costs of removal or remediation of hazardous substances released on a property, even if the property owner was not responsible for the release of the hazardous substances.  Costs resulting from environmental liability could be substantial.  The presence of hazardous substances on our properties may also adversely affect occupancy and our ability to sell or borrow against those properties. In addition to the costs of government claims under environmental laws, private plaintiffs may bring claims for personal injury or other reasons.  Additionally, various laws impose liability for the costs of removal or remediation of hazardous substances at the disposal or treatment facility.  Anyone who arranges for the disposal or treatment of hazardous substances at such a facility is potentially liable under such laws.  These laws often impose liability on an entity even if the facility was not owned or operated by the entity.

Real estate investments are illiquid, and we may not be able to sell our properties on a timely basis when we determine it is appropriate to do so.  Real estate investments can be difficult to sell and convert to cash quickly, especially if market conditions are depressed.  Such illiquidity will tend to limit our ability to vary our portfolio of properties promptly in response to changes in economic or other conditions.  Moreover, under certain circumstances, the Internal Revenue Code imposes certain penalties on a REIT that sells property held for less than four years. In addition, for certain of our properties that we acquired by issuing units in our Operating Partnership, we are restricted by agreements with the sellers of the properties for a certain period of time from entering into transactions (such as the sale or refinancing of the acquired property) that will result in a taxable gain to the sellers without the seller’s consent.  Due to all of these factors, we may be unable to sell a property at an advantageous time.

We are subject to other possible liabilities that would adversely affect our financial position and cash flows.  Our properties may be subject to other risks related to current or future laws, including laws benefiting disabled persons, and state or local laws relating to zoning, construction and other matters.  These laws may require significant property modifications in the future for which we may not have budgeted and could result in the levy of fines against us.  In addition, although we believe that we adequately insure our properties, we are subject to the risk that our insurance may not cover all of the costs to restore a property that is damaged by a fire or other catastrophic events, including acts of war or terrorism.  The occurrence of any of these events could have an adverse effect on our financial condition, results of operations, cash flows and ability to make expected distributions to our shareholders.

As a result of the September 11, 2001 terrorist attacks, we may be subject to increased costs of insurance and limitations on coverage. Our portfolio of properties is insured for losses under our property, casualty and umbrella insurance policies through September 30, 2007.  These policies include coverage for acts of terrorism.  Future changes in the insurance industry’s risk assessment approach and pricing structure may increase the cost of insuring our properties and decrease the scope of insurance coverage, either of which could adversely affect our financial position and operating results.

We may suffer adverse effects as a result of the indebtedness that we carry and the terms and covenants that relate to this debt.  Our strategy is to operate with slightly higher debt levels than many other REITs.  However, these higher debt levels could make it difficult to obtain additional financing when required and could also make us more vulnerable to an economic downturn.  The majority of our properties were either collateralized or identified by us to support repayment on indebtedness.  In addition, we rely on borrowings to fund some or all of the costs of new property acquisitions, construction and development activities and other items.  Our organizational documents do not limit the amount of indebtedness that we may incur.  As of December 31, 2006, our total outstanding debt was $1.5 billion and our debt to total assets (defined as (1) the sum of mortgage and other loans and exchangeable senior notes divided by (2) total assets) was 61.9%.

Payments of principal and interest on our debt may leave us with insufficient cash to operate our properties or pay distributions to our shareholders required to maintain our qualification as a REIT.  We are also subject to the risks that:

•                  we may not be able to refinance our existing indebtedness or refinance on terms as favorable as the terms of our existing indebtedness;

•                  certain debt agreements of our Operating Partnership could restrict the ability of our Operating Partnership to make cash distributions to us, which could result in reduced distributions to our shareholders or the need to incur additional debt to fund these distributions; and

•                  if we are unable to pay our debt service on time or are unable to comply with restrictive financial covenants in certain of our debt, our lenders could foreclose on our properties securing such debt and in some cases other properties and assets that we own.

Many of our properties are cross-collateralized, which means that separate groups of properties from our portfolio secure each of the underlying loans.  More importantly, much of our debt is cross-defaulted, which means that failure to pay interest or principal on any of our loans will create a default on certain of our other loans.  Any foreclosure of our properties would result in loss of income and asset value that would negatively affect our financial condition, results of operations, cash flows and ability to make expected distributions to our shareholders.  In addition, if we are in default and the value of the properties securing a loan is less than the loan balance, the lender may require payment from our other assets.

As of December 31, 2006, 11.7% of our total debt had variable interest rates, including the effect of interest rate swaps.  If short-term interest rates were to rise, our debt service payments on adjustable rate debt would increase, which would lower our net income and could decrease our distributions to our shareholders.   We use interest rate swap agreements from time to time to reduce the impact of changes in interest rates. Decreases in interest rates would result in increased interest payments due under interest rate swap agreements in place and could result in the Company recognizing a loss and remitting a payment to unwind such agreements.

We must refinance our debt in the future.  As of December 31, 2006, our scheduled debt payments over the next five years, including maturities, were as follows:

Year	Amount (1)
	(in thousands)
2007	$140,950	(2)
2008	375,208	(3)
2009	61,791
2010	73,128
2011	108,854

(1)          Represents principal maturities only and therefore excludes premiums and discounts.

(2)          Includes maturities totaling $48.8 million that may be extended for a one-year period, subject to certain conditions.

(3)          Includes maturities totaling $218.4 million that may be extended for a one-year period, subject to certain conditions.

Our operations likely will not generate enough cash flow to repay some or all of this debt without additional borrowings or new equity financings.  If we cannot refinance our debt, extend the repayment dates, or raise additional equity prior to the date when our debt matures, we would default on our existing debt, which would have an adverse effect on our financial position, results of operations, cash flows and ability to make expected distributions to our shareholders.

We may be unable to continue to make shareholder distributions at expected levels.  We intend to make regular quarterly cash distributions to our shareholders.  However, distribution levels depend on a number of factors, some of which are beyond our control.

Our loan agreements contain provisions that could restrict future distributions.  Our ability to sustain our current distribution level will also be dependent, in part, on other matters, including:

•                  continued property occupancy and timely payment by tenants of rent obligations;

•                  the amount of future capital expenditures and expenses relating to our properties;

•                  the level of leasing activity and future rental rates;

•                  the strength of the commercial real estate market;

•                  competition;

•                  the costs of compliance with environmental and other laws;

•                  our corporate overhead levels;

•                  the amount of uninsured losses; and

•                  our decision to reinvest in operations rather than distribute available cash.

In addition, we can make distributions to the holders of our common shares only after we make preferential distributions to holders of our preferred shares.

Our ownership limits are important factors.  Our Declaration of Trust limits ownership of our common shares by any single shareholder to 9.8% of the number of the outstanding common shares or 9.8% of the value of the outstanding common shares, whichever is more restrictive.  Our Declaration of Trust also limits ownership by any single shareholder of our common and preferred shares in the aggregate to 9.8% of the aggregate value of the outstanding common and preferred shares.  We call these restrictions the “Ownership Limit.” Our Declaration of Trust allows our Board of Trustees to exempt shareholders from the Ownership Limit, and our Board of Trustees previously has exempted one entity from the Ownership Limit.

Our Declaration of Trust includes other provisions that may prevent or delay a change of control.  Subject to the requirements of the New York Stock Exchange, our Board of Trustees has the authority, without shareholder approval, to issue additional securities on terms that could delay or prevent a change in control.  In addition, our Board of Trustees has the authority to reclassify any of our unissued common shares into preferred shares.  Our Board of Trustees may issue preferred shares with such preferences, rights, powers and restrictions as our Board of Trustees may determine, which could also delay or prevent a change in control.

Our Board of Trustees is divided into three classes of Trustees, which could delay a change of control.  Our Declaration of Trust divides our Board of Trustees into three classes.  The term of one class of the Trustees expires each year, at which time a successor class is elected for a term ending at the third succeeding annual meeting of shareholders.  Such staggered terms make it more difficult for a third party to acquire control of us.

The Maryland business statutes also impose potential restrictions on a change of control of our company.  Various Maryland laws may have the effect of discouraging offers to acquire us, even if the acquisition would be advantageous to shareholders.  Resolutions adopted by our Board of Trustees and/or provisions of our bylaws exempt us from such laws, but our Board of Trustees can alter its resolutions or change our bylaws at any time to make these provisions applicable to us.

Our failure to qualify as a REIT would have adverse tax consequences.  We believe that since 1992 we have qualified for taxation as a REIT for Federal income tax purposes.  We plan to continue to meet the requirements for taxation as a REIT.  Many of these requirements, however, are highly technical and complex.  The determination that we are a REIT requires an analysis of various factual matters and circumstances that may not be totally within our control. For example, to qualify as a REIT, at least 95% of our gross income must come from certain sources that are itemized in the REIT tax laws.  We are also required to distribute to shareholders at least 90% of our REIT taxable income (excluding capital gains).  The fact that we hold most of our assets through our Operating Partnership and its subsidiaries further complicates the application of the REIT requirements.  Even a technical or inadvertent mistake could jeopardize our REIT status.  Furthermore, Congress and the Internal Revenue Service might make changes to the tax laws and regulations and the courts might issue new rulings that make it more difficult or impossible for us to remain qualified as a REIT.

If we fail to qualify as a REIT, we would be subject to Federal income tax at regular corporate rates.  Also, unless the Internal Revenue Service granted us relief under certain statutory provisions, we would remain disqualified as a REIT for four years following the year we first fail to qualify.  If we fail to qualify as a REIT, we would have to pay significant income taxes and would therefore have less money available for investments or for distributions to our shareholders.  This would likely have a significant adverse effect on the value of our securities.  In addition, we would no longer be required to make any distributions to our shareholders.

We have certain distribution requirements that reduce cash available for other business purposes.  As a REIT, we must distribute at least 90% of our annual taxable income (excluding capital gains), which limits the amount of cash we have available for other business purposes, including amounts to fund our growth.  Also, it is possible that because of the differences between the time we actually receive revenue or pay expenses and the period during which we report those items for distribution purposes, we may have to borrow funds to meet the 90% distribution requirement.  We may become subject to tax liabilities that adversely affect our operating cash flow and available cash for distribution to shareholders.

A number of factors could cause our security prices to decline.  As is the case with any publicly-traded securities, certain factors outside of our control could influence the value of our common and preferred shares.  These conditions include, but are not limited to:

•                  market perception of REITs in general and office REITs in particular;

•                  market perception of REITs relative to other investment opportunities;

•                  the level of institutional investor interest in our company;

•                  general economic and business conditions;

•                  prevailing interest rates; and

•                  market perception of our financial condition, performance, dividends and growth potential.

Generally, REITs are tax-advantaged relative to C corporations because they are not subject to corporate-level Federal income tax on income that they distribute to shareholders. However, Congress made changes to the tax laws and regulations that could make it less advantageous for investors to invest in REITs. The Jobs and Growth Tax Relief Reconciliation Act of 2003, or the 2003 Act, provides that generally for taxable years beginning after December 31, 2002 and before December 31, 2008, certain dividends received by domestic individual shareholders from certain C corporations are subject to a reduced rate of tax of up to 15%. Prior to the 2003 Act, such dividends received by domestic individual shareholders were generally subject to tax at ordinary income rates, which were as high as 38.6%. In general, the provisions of the 2003 Act do not benefit individual shareholders of REITs and could make an investment in a C corporation that is not a REIT more attractive than an investment in a REIT. We cannot predict the effects that the 2003 Act may have on the market price for our common or preferred shares.  The Tax Increase Prevention and Reconciliation Act of 2005 extended the 2003 Act’s sunset date from December 31, 2008 to December 31, 2010.

The average daily trading volume of our common shares during the year ended December 31, 2006 was approximately 292,000 shares, and the average trading volume of our publicly-traded preferred shares is generally insignificant.  As a result, relatively small volumes of transactions could have a pronounced effect on the market price of such shares.

Our ability to pay dividends may be limited, and we cannot assure you that we will be able to pay dividends regularly.  Because we conduct substantially all of our operations through our operating partnership, our ability to pay dividends on any series of preferred shares will depend almost entirely on payments and dividends received on our interests in our operating partnership the payment of which depends in turn on our ability to operate profitably and generate cash flow from our operations.  We cannot guarantee that we will be able to pay dividends on a regular quarterly basis in the future.  Additionally, the terms of some of the debt to which our operating partnership is a party limit its ability to make some types of payments and other dividends to us. This in turn limits our ability to make some types of payments, including payment of dividends on common or preferred shares, unless we meet certain financial tests or such payments or dividends are required to maintain our qualification as a REIT. As a result, if we are unable to meet the applicable financial tests, we may not be able to pay dividends on our shares in one or more periods.  Furthermore, any new shares of beneficial interest issued will substantially increase the cash required to continue to pay cash dividends at current levels. Any common or preferred shares of beneficial interest that may in the future be issued to finance acquisitions, upon exercise of options or otherwise, would have a similar effect.

Our ability to pay dividends is further limited by the requirements of Maryland law.  Our ability to pay dividends on any series of preferred shares is further limited by the laws of Maryland.  Under applicable Maryland law, a Maryland REIT may not make a distribution if, after giving effect to the distribution, the REIT would not be able to pay its debts as the debts become due in the usual course of business, or the REIT’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the REIT were dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Accordingly, we may not make a distribution on any series of preferred shares if, after giving effect to the distribution, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of the holders of shares of any series of preferred shares then outstanding, if any, with preferences senior to those of any such series of preferred shares.

We may incur additional indebtedness, which may harm our financial position and cash flow and potentially impact our ability to pay dividends on any series of preferred shares.  Our governing documents do not limit us from incurring additional indebtedness and other liabilities. As of December 31, 2006, we had $1.5 billion of consolidated indebtedness outstanding. We may incur additional indebtedness and become more highly leveraged, which could harm our financial position and potentially limit our cash available to pay dividends. As a result, we may not have sufficient funds remaining to satisfy our dividend obligations relating to any series of preferred shares if we incur additional indebtedness.

We are dependent on external sources of capital for future growth.  As noted above, because we are a REIT, we must distribute at least 90% of our annual taxable income to our shareholders.  Due to this requirement, we will not be able to fund our acquisition, construction and development activities using cash flow from operations.  Therefore, our ability to fund these activities is dependent on our ability to access capital funded by third parties.  Such capital could be in the form of new debt, equity issuances of common shares, preferred shares, common and preferred units in our Operating Partnership or joint venture funding.  Such capital may not be available on favorable terms or at all.  Moreover, additional debt financing may substantially increase our leverage and subject us to covenants that restrict management’s flexibility in directing our operations, and additional equity offerings may result in substantial dilution of our shareholders’ interests.  Our inability to obtain capital when needed could have a material adverse effect on our ability to expand our business and fund other cash requirements.

Our business and operations would suffer in the event of system failures.  Despite system redundancy, the implementation of security measures and the existence of a Disaster Recovery Plan for our internal information technology systems, our systems are vulnerable to damages from computer viruses, unauthorized access, energy blackouts, natural disasters, terrorism, war and telecommunication failures. Any system failure or accident that causes interruptions in our operations could result in a material disruption to our business. We may also incur additional costs to remedy damages caused by such disruptions.

Certain of our officers and Trustees have potential conflicts of interest.  Certain of our officers and members of our Board of Trustees own partnership units in our Operating Partnership.  These individuals may have personal interests that conflict with the interests of our shareholders.  For example, if our Operating Partnership sells or refinances certain of the properties that these officers or Trustees contributed to the Operating Partnership, the officers or Trustees could suffer adverse tax consequences.  Their personal interests could conflict with our interests if such a sale or refinancing would be advantageous to us.  We have certain policies in place that are designed to minimize conflicts of interest.  We cannot, however, assure you that these policies will be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all of our shareholders.

We are dependent on our key personnel, and the loss of any key personnel could have an adverse effect on our operations.  We are dependent on the efforts of our executive officers.  The loss of any of their services could have an adverse effect on our operations.  Although certain of our officers have entered into employment agreements with us, we cannot assure you that they will remain employed with us.

We may change our policies without shareholder approval, which could adversely affect our financial condition, results of operations, market price of our common shares or ability to pay distributions.  Our Board of Trustees determines all of our policies, including our investment, financing and distribution policies.  Although our Board of Trustees has no current plans to do so, it may amend or revise these policies at any time without a vote of our shareholders.  Policy changes could adversely affect our financial condition, results of operations, the market price of our securities or distributions.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses, affect our operations and affect our reputation.  Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and new SEC regulations and New York Stock Exchange rules, continue to create uncertainty for public companies. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice is evolving over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment has required the commitment of significant financial and managerial resources. In addition, it has become more expensive for us to obtain director and officer liability insurance. We expect these efforts to require the continued commitment of significant resources. Further, our trustees, Chief Executive Officer and Chief Financial Officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified trustees and executive officers, which could harm our business. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.

SELLING SHAREHOLDERS

The following table sets forth the beneficial ownership of common shares by the selling shareholders as of March 15, 2007, the maximum number of common shares being offered by the selling shareholders under this prospectus and the beneficial ownership of common shares by the selling shareholders on March 15, 2007 as adjusted to give effect to the sale of all of the common shares offered by the prospectus.  The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power.  A shareholder is also deemed to be, as of any date, the beneficial owner of all securities which such shareholder has the right to acquire within 60 days after that date (a) through the exercise of any option, warrant or right, (b) through the conversion of a security, (c) through the power to revoke a trust, discretionary account or similar arrangement or (d) through the automatic termination of a trust, discretionary account or similar arrangement.  Shares may also be sold by donees, pledgees or other transferees or successors in interest of the selling shareholders.

				Beneficial Ownership After Resale of Shares
	Number of Shares Beneficially Owned(1)	Maximum Number of Shares Being Offered	Percent of All Common Shares Beneficially Owned Before Resale	Number of Shares	Percent

John A. Luetkemeyer, Jr.	38,954	38,954	*	—	*
Eugene H. Schreiber and Richard E. Levine, Trustees U/A Sarah R. Schapiro dated 3/2/76 (Trust 113)	38,954	38,954	*	—	*
Eugene H. Schreiber and Richard E. Levine, Trustees U/A J. Mark Schapiro dated 3/27/02 f/b/o J.M. Schapiro (Trust 159)	10,114	10,114	*	—	*
Lawrence G. Rief	2,526	2,526	*	—	*
Thomas F. Mullan, III	58,857	58,857	*	—	*
Erin L. Mullan	9,055	9,055	*	—	*
Norman W. Wilder	22,637	22,637	*	—	*

Total	181,097	181,097	*	—	*

* Indicates less than one percent (1%).

(1)   The beneficial ownership of common shares owned and being offered is in the form of common units of limited partnership interests in our Operating Partnership that may be redeemed by us or, if we approve, exchanged for common shares. We have the right, in our sole discretion, to deliver to such redeeming holder for each common unit either one common share (subject to adjustment) or a cash payment equal to the then fair market value of such share determined as provided in the Operating Partnership agreement. The number of common shares beneficially owned by each selling shareholder is based upon information provided by such shareholder to the Company.

DESCRIPTION OF SHARES

The following summary of the terms of our securities does not purport to be complete and is subject to and qualified in its entirety by reference to our Declaration of Trust, the Articles Supplementary to our Declaration of Trust relating to the designation of each series of our preferred shares and Bylaws, each of which is available from us as described in the section below entitled “Where You Can Find More Information.”

General

Under our Declaration of Trust, we are authorized to issue up to 75,000,000 common shares and 15,000,000 preferred shares. As of December 31, 2006, 2,200,000 shares were classified as 8.0% Series G Cumulative Redeemable Preferred Shares of beneficial interest (the “Series G Preferred Shares”); 2,000,000 shares were classified as 7.5% Series H Cumulative Redeemable Preferred Shares of beneficial interest (the “Series H Preferred Shares”); and 3,390,000 shares were classified as 7.625% Series J Cumulative Redeemable Preferred Shares of beneficial interest (the “Series J Preferred Shares”).  All of these shares were issued and outstanding as of December 31, 2006.  As of December 31, 2006, there were also 42,897,639 common shares issued and outstanding.

As of December 31, 2006, we owned approximately 83% of the outstanding common units and 2,200,000 Series G Preferred Units, 2,000,000 Series H Preferred Units and 3,390,000 Series J Preferred Units issued by our Operating Partnership.

On January 9, 2007, we issued 3,161,000 common shares and 531,667 Series K Preferred Shares.  At that time, our Operating Partnership issued an identical number of Series K Preferred Units to Corporate Office Properties Trust.

Our Board of Trustees may increase the authorized number of common shares and preferred shares without shareholder approval.  We are authorized to issue preferred shares in one or more classes or subclasses, with the designations, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption, in each case, as are permitted by Maryland law and as our Board of Trustees may determine by resolution. Except for the Series G Preferred Shares, the Series H Preferred Shares, the Series J Preferred Shares and the Series K Preferred Shares, there are currently no other classes or series of preferred shares authorized. However, our Operating Partnership has issued to a third party 352,000 Series I Preferred Units.

Each series of preferred units has economic terms substantially equivalent to the economic terms of the corresponding Series G, Series H, Series J and Series K Preferred Shares, respectively, that we have issued. The 352,000 Series I Preferred Units of our Operating Partnership are owned by a third party and have a liquidation preference of $25.00 per unit. Prior to the distributions with respect to common units of our Operating Partnership, and through September 23, 2019, each Series I Preferred Unit is entitled to a priority distribution of 7.5% of the liquidation value per Series I Preferred Unit, payable quarterly. After September 23, 2019, the priority distribution on the Series I Preferred Units increases in accordance with the terms thereof.  Each Series I Preferred Unit is convertible into 0.5 common units at any time at the option of the holder.  We may redeem the Series I Preferred Units at any time after September 23, 2019 for any amount equal to their liquidation preference.

The economic terms of the common units will be substantially equivalent to the economic terms of the common shares. The Series G, Series H, Series J and Series K Preferred Units are treated equally (i.e., are pari passu) in priority over the common units in our Operating Partnership with respect to liquidation payments and quarterly distributions. Distributions on these preferred units are the source of funds for the payment of dividends on our preferred shares.

Except in certain limited circumstances, at any time that we hold less than 90% of the outstanding partnership units in our Operating Partnership, any amendment to the Operating Partnership agreement must be approved by the vote of a majority of the common and preferred units not held by us, each voting as a separate class. If we were to hold 90% or more of the outstanding partnership units, we would have the right to amend the Operating Partnership agreement without first seeking such unitholder approval.

Common Shares

All common shares that are currently outstanding have been, or when issued upon redemption of common and preferred units of our Operating Partnership in accordance with the terms of the Operating Partnership agreement will be, duly authorized, fully paid and nonassessable. Subject to the preferential rights of our Series G, Series H, Series J and Series K Preferred Shares, as well as any other shares or series of beneficial interest that we may issue in the future, and to the provisions of our Declaration of Trust regarding the restriction on transfer of common shares, holders of common shares are entitled to receive dividends on such shares if, as and when authorized and declared by the Board of Trustees out of assets legally available therefor and to share ratably in our assets legally available for distribution to our shareholders in the event of the liquidation, dissolution or winding-up of COPT after payment of, or adequate provision for, all of our known debts and liabilities.

Subject to the provisions of our Declaration of Trust regarding restrictions on transfer of shares of beneficial interest, each outstanding common share entitles the holder thereof to one vote on all matters submitted to a vote of shareholders, including the election of Trustees, and, except as provided with respect to any other class or series of shares of beneficial interest, the holders of such common shares possess the exclusive voting power. There is no cumulative voting in the election of Trustees, which means that the holders of a majority of the outstanding common shares can elect all of the Trustees then standing for election. The Declaration of Trust provides for the election of Trustees to staggered three-year terms. See the section below entitled “Classification of Board, Vacancies and Removal of Trustees.”

Holders of common shares have no preference, conversion, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities. Subject to the provisions of the Declaration of Trust regarding the restriction on transfer of common shares, the common shares have equal dividend, distribution, liquidation and other rights.

Our Declaration of Trust provides for approval by a majority of the votes cast by holders of common shares entitled to vote on the matter in all situations permitting or requiring action by the shareholders, except with respect to: (i) the election of Trustees (which requires a plurality of all the votes cast at a meeting of our shareholders at which a quorum is present); (ii) the removal of Trustees (which requires the affirmative vote of the holders of two-thirds of the outstanding shares of beneficial interest entitled to vote generally in the election of Trustees, which action can only be taken for cause by vote at a shareholder meeting); (iii) the merger of COPT with another entity or the sale (or other disposition) of all or substantially all of the assets of COPT (which requires the affirmative vote of the holders of two-thirds of the outstanding shares of beneficial interest entitled to vote on the matter); (iv) the amendment of the Declaration of Trust (which requires the affirmative vote of two-thirds of all the votes entitled to be cast on the matter); and (v) the termination of COPT (which requires the affirmative vote of two-thirds of the outstanding shares of beneficial interest entitled to be cast on the matter). Our Declaration of Trust permits the Trustees, without any action by the holders of common shares, (a) by a two-thirds vote, to amend the Declaration of Trust from time to time to qualify as a real estate investment trust under the Code or the Maryland REIT Law and (b) by a majority vote to amend the Declaration of Trust to increase or decrease the aggregate number of shares of beneficial interest or the number of shares of any class of shares of beneficial interest that we have authority to issue.

Preferred Shares

The following summary of the terms and provisions of our preferred shares does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of our Declaration of Trust and the Articles Supplementary to the Declaration of Trust relating to the establishment of each series of our preferred shares, each of which is available from us as described in the section below entitled “Where You Can Find More Information.”

We issued 2,200,000 Series G Preferred Shares in an underwritten public offering in August 2003; 2,000,000 Series H Preferred Shares in an underwritten public offering in December 2003; 3,390,000 Series J Preferred Shares in an underwritten public offering in July 2006; and 531,667 Series K Preferred Shares in a private placement on January 9, 2007.  We contributed the proceeds of the Series G, Series H and Series J offerings in exchange for a number of respective Series G, Series H, and Series J Preferred Units equal to the number of the applicable series of preferred shares that we sold in the respective offerings. We contributed assets acquired through the Series K issuance in exchange for a number of respective Series K Preferred Units equal to the number of preferred shares that we issued to the seller in the acquisition.  The terms of each series of the preferred units are substantially equivalent to the economic terms of the respective series of preferred shares to which they relate. The terms of these outstanding series of preferred shares are as follows:

Ranking.  The Series G, Series H, Series J and Series K Preferred Shares, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, rank (i) prior or senior to the common shares and any other class or series of our equity securities authorized or designated in the future if the holders of Series G, Series H, Series J and Series K Preferred Shares shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of shares of such class or series (“Junior Shares”); (ii) on a parity with one another and any other class or series of our equity securities authorized or designated in the future if the holders of such class or series of securities and the Series G, Series H, Series J and Series K Preferred Shares shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority of one over the other (“Parity Shares”); and (iii) junior to any class or series of our equity securities authorized or designated in the future if the holders of such class or series shall be entitled to the receipt of dividends and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Series G, Series H, Series J and Series K Preferred Shares (“Senior Shares”).

Dividends.  Holders of Series G, Series H, Series J and Series K Preferred Shares are entitled to receive, when and as declared by our Board of Trustees, out of our funds legally available for payment, quarterly cash dividends on such shares at the following rates: $2.00 per year per Series G Preferred Share; $1.875 per year per Series H Preferred Share; $1.90625 per year per Series J Preferred Share; and $2.80 per year per Series K Preferred Share. Such dividends are cumulative from the date of original issue, whether or not in any dividend period or periods such dividends shall be declared or there shall be funds legally available for the payment of such dividends, and are payable quarterly on January 15, April 15, July 15 and October 15 of each year (or, if not a business day, the next succeeding business day) (each a “Dividend Payment Date”). Any dividend payable on the Series G, Series H, Series J and Series K Preferred Shares for any partial dividend period will be computed ratably on the basis of twelve 30-day months and a 360-day year. Dividends are payable in arrears to holders of record as they appear on our share records at the close of business on the applicable record date, which are fixed by our Board of Trustees and which are not more than 60 nor less than 10 days prior to such Dividend Payment Date. Holders of Series G, Series H, Series J and Series K Preferred Shares are not entitled to receive any dividends in excess of respective cumulative dividends on such shares. No interest, or sum of money in lieu of interest, shall be payable in respect to any dividend payment or payments on the Series G, Series H, Series J and Series K Preferred Shares that may be in arrears.

When dividends are not paid in full upon the Parity Shares, or a sum sufficient for such payment is not set apart, all dividends declared upon the Parity Shares shall be declared ratably in proportion to the respective amounts of dividends accrued and unpaid on the Parity Shares. Except as set forth in the preceding sentence, unless dividends on the Series G, Series H, Series J and Series K Preferred Shares equal to the full amount of accrued and unpaid dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past dividend periods, no dividends shall be declared or paid or set apart for payment by us and no other distribution of cash or other property may be declared or made, directly or indirectly, by us with respect to any Parity Shares. Unless dividends equal to the full amount of all accrued and unpaid dividends on the Series G, Series H, Series J and Series K Preferred Shares have been paid, or declared and set apart for payment, for all past dividend periods, no dividends (other than dividends or distributions paid in Junior Shares or options, warrants or rights to subscribe for or purchase Junior Shares) may be declared or paid or set apart for payment by us and no other distribution of cash or other property may be declared or made, directly or indirectly, by us with respect to any Junior Shares, nor shall any Junior Shares be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of common shares made for purposes of our employee incentive or benefit plan or any such plan of any of our subsidiaries) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Shares), directly or indirectly, by us (except by conversion into or exchange for Junior Shares, or options, warrants or rights to subscribe for or purchase Junior Shares), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Shares. Notwithstanding the provisions described above, we shall not be prohibited from (i) declaring or paying or setting apart for payment any dividend or distribution on any Parity Shares or (ii) redeeming, purchasing or otherwise acquiring any Parity Shares, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain our qualification as a REIT.

Liquidation Preference.  Upon any voluntary or involuntary liquidation, dissolution or winding up, before any payment or distribution by us shall be made to or set apart for the holders of any Junior Shares, the holders of Series G, Series H,  Series J and Series K Preferred Shares shall be entitled to receive a liquidation preference ($25.00 per share for Series G, Series H and Series J and $50.00 per share for Series K) (the “Liquidation Preference”), plus an amount equal to all accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. Until the holders of the Series G, Series H, Series J and Series K Preferred Shares have been paid the Liquidation Preference in full, plus an amount equal to all accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders, no payment shall be made to any holder of Junior Shares upon our liquidation, dissolution or winding up. If upon any liquidation, dissolution or winding up, our assets, or proceeds thereof, distributable among the holders of Series G, Series H, Series J and Series K Preferred Shares shall be insufficient to pay in full the above described preferential amount and liquidating payments on any other shares of any class or series of Parity Shares, then our assets, or the proceeds thereof, shall be distributed among the holders of the Parity Shares ratably in the same proportion as the respective amounts that would be payable on the Parity Shares if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up shall not include a consolidation or merger of us with or into one or more other entities, a sale or transfer of all or substantially all of our assets or a statutory share exchange. Upon any liquidation, dissolution or winding up, after payment shall have been made in full to the holders of the Parity Shares, any other series or class or classes of Junior Shares shall be entitled to receive any and all of our assets remaining to be paid or distributed, and the holders of the Parity Shares shall not be entitled to share therein.

Voting Rights.  Holders of Series G, Series H, Series J and Series K Preferred Shares will not have any voting rights, except as set forth below and except as otherwise required by applicable law.

If and whenever dividends on any series or class of Parity Shares shall be in arrears for six or more quarterly periods (whether or not consecutive), the number of Trustees then constituting our Board of Trustees shall be increased by two (if not already increased by reason of similar types of provisions with respect to Parity Shares of any other class or series which is entitled to similar voting rights (the “Voting Parity Shares”)), and the holders of all Voting Parity Shares then entitled to exercise similar voting rights, voting as a single class regardless of series, will be entitled to vote for the election of the two additional Trustees at any annual meeting of shareholders or at a special meeting of the holders of the Voting Parity Shares called for that purpose. At any time when such right to elect Trustees separately shall have so vested, we must call such special meeting upon the written request of the holders of record of not less than 20% of the total number of Voting Parity Shares then outstanding. Such special meeting shall be held, in the case of such written request, within 90 days after the delivery of such request, provided that we shall not be required to call such a special meeting if such request is received less than 120 days before the date fixed for the next ensuing annual meeting of shareholders and the holders of the Voting Parity Shares are offered the opportunity to elect such Trustees at such annual meeting of shareholders. If, prior to the end of the term of any Trustee so elected, a vacancy in the office of such Trustee shall occur by reason of death, resignation, or disability, such vacancy shall be filled for the unexpired term of such former Trustee by the appointment of a new Trustee by the remaining Trustee or Trustees so elected. Whenever dividends in arrears on outstanding Voting Parity Shares shall have been paid and dividends thereon for the current quarterly dividend period shall have been paid or declared and set apart for payment, then the right of the holders of the Voting Parity Shares to elect such additional two Trustees shall cease and the terms of office of such Trustees shall terminate and the number of Trustees constituting our Board of Trustees shall be reduced accordingly.

The affirmative vote or consent of at least two-thirds of the votes entitled to be cast by the holders of the outstanding Voting Parity Shares entitled to vote on such matters, voting as a single class, will be required to (i) authorize, create, increase the authorized amount of, or issue any shares of any class of Senior Shares or any security convertible into shares of any class of Senior Shares, or (ii) amend, alter or repeal any provision of, or add any provision to, our Declaration of Trust or Bylaws, if such action would materially adversely affect the voting powers, rights or preferences of the holders of the Voting Parity Shares; provided, however, that no such vote of the holders of any particular class or series of the Voting Parity Shares shall be required if, at or prior to the time such amendment, alteration or repeal is to take effect or the issuance of any such Senior Shares or convertible security is to be made, as the case may be, provisions are made for the redemption of all outstanding shares of the respective class or series. The amendment of or supplement to our Declaration of Trust to authorize, create, increase or decrease the authorized amount of or to issue Junior Shares, or any shares of any class or series of Parity Shares shall not be deemed to materially adversely affect the voting powers, rights or preferences of the holders of the Series G, Series H, Series J and Series K Preferred Shares.

With respect to the exercise of the above-described voting rights, each Series G, Series H, Series J and Series K Preferred Share has one (1) vote per share, except that when any other class or series of preferred shares shall have the right to vote with the Series G, Series H, Series J and Series K Preferred Shares as a single class, then the holders of the Series G, Series H and Series J Preferred Shares shall have one quarter of one (0.25) vote per $25.00 of liquidation preference and the holders of the Series K Preferred Shares shall have one half of one (0.50) vote per $50.00 of liquidation preference.

Conversion.  The Series G, Series H and Series J Preferred Shares are not convertible into or exchangeable for any other property or securities.  The Series K Preferred Shares are convertible into our common shares at any time by the holders, at the rate of 0.8163 common shares for every one Series K Preferred Share (“Conversion Rate”). This Conversion Rate is subject to adjustment in the event that we effect a stock split, subdivision of its then outstanding common shares, or distribution of common shares in the form of a dividend. In addition, in the event that we effect a distribution of securities other than common shares in the form of a dividend, then the Series K Preferred Shares shall be entitled to receive upon conversion, in addition to the number of common shares receivable upon such conversion, the amount of our other securities that they would have otherwise received had their Series K Preferred Shares been converted into common shares

Optional Redemption. Shares of the Series G, Series H, Series J and Series K Preferred Shares will not be redeemable by us prior to the following dates (except in certain limited circumstances relating to our maintenance of our ability to qualify as a REIT as described in the section entitled “Restrictions on Ownership and Transfer” above and subject to the holder’s right to convert such shares prior to such date in the manner as described in the section entitled “Conversion” above):  August 11, 2008 with respect to the Series G Preferred Shares; December 18, 2008 with respect to the Series H Preferred Shares; July 20, 2011 with respect to the Series J Preferred Shares; and January 9, 2017 with respect to the Series K Preferred Shares.  On or after these respective dates, we may, at our option, redeem the applicable series of preferred shares, in whole or from time to time in part, at a cash redemption price equal to 100% of the Liquidation Preference, plus all accrued and unpaid dividends, if any, to the redemption date. The redemption price for each series of these preferred shares (other than any portion thereof consisting of accrued and unpaid dividends) will be payable solely with the proceeds from the sale of equity securities by us or our Operating Partnership (whether or not such sale occurs concurrently with such redemption). For purposes of the preceding sentence, “equity securities” means any common shares, preferred shares, depositary shares, partnership or other interests, participations or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable at the option of the holder for equity securities (unless and to the extent such debt securities are subsequently converted into equity securities)) or options to purchase any of the foregoing of or in us or our Operating Partnership.

In the event of a redemption of any Series G, Series H, Series J or Series K Preferred Shares, if the redemption date occurs after a dividend record date and on or prior to the related Dividend Payment Date, the dividend payable on such Dividend Payment Date in respect of such series of shares called for redemption will be payable on such Dividend Payment Date to the holders of record at the close of business on such dividend record date, and will not be payable as part of the redemption price for such shares. The redemption date will be selected by us and shall not be less than 30 days nor more than 60 days after the date notice of redemption is sent by us. If full cumulative dividends on all outstanding Series G, Series H, Series J or Series K Preferred Shares have not been paid or declared and set apart for payment, no Series G, Series H, Series J or Series K Preferred Shares may be redeemed unless all outstanding shares within the applicable series of preferred shares are simultaneously redeemed and neither we nor any of our affiliates may purchase or acquire shares within the applicable series of preferred shares otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of such series of preferred shares.

If fewer than all the outstanding shares within the Series G, Series H, Series J or Series K Preferred Shares are to be redeemed, we will select those Series G, Series H, Series J or Series K Preferred Shares to be redeemed pro rata in proportion to the numbers of shares of the applicable series of preferred shares held by holders (with adjustment to avoid redemption of fractional shares) or by lot or in such other manner as the Board of Trustees may determine.

Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two consecutive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice shall be mailed by us not less than 30 days nor more than 60 days prior to the redemption date to each holder of the applicable series of preferred shares to be redeemed by first class mail, postage prepaid at such holder’s address as the same appears on our share records. Any notice which was mailed as described above will be conclusively presumed to have been duly given on the date mailed whether or not the holder receives the notice. Each notice will state: (i) the redemption date, (ii) the number of preferred shares to be redeemed, (iii) the place or places where certificates for such preferred shares are to be surrendered for cash and (iv) the redemption price payable on such redemption date, including, without limitation, a statement as to whether or not accrued and unpaid dividends will be (x) payable as part of the redemption price or (y) payable on the next Dividend Payment Date to the record holder at the close of business on the relevant record date as described above. From and after the redemption date (unless we default in the payment of our redemption obligation), dividends on the applicable series of preferred shares to be redeemed will cease to accrue, such shares will no longer be deemed to be outstanding and all rights of the holders thereof shall cease (except (a) the right to receive the cash payable upon such redemption without interest thereon and (b) if the redemption date occurs after a dividend record date and on or prior to the related Dividend Payment Date, the right of record holders at the close of business on such record date to receive the dividend payable on such Dividend Payment Date). The full dividend payable on such Dividend Payment Date with respect to such the applicable series  of preferred shares called for redemption will be payable on such Dividend Payment Date to the holders of record of such shares at the close of business on the corresponding dividend record date notwithstanding the prior redemption of such shares.

The Series G, Series H, Series J and Series K Preferred Shares have no stated maturity and are not subject to any sinking fund or mandatory redemption provisions except as provided under “Restrictions on Ownership and Transfer” above.

Subject to applicable law and the limitation on purchases when dividends on the Series G, Series H and Series J Preferred Shares are in arrears, we may, at any time and from time to time, purchase any Series G, Series H and Series J Preferred Shares in the open market, by tender or by private agreement.

Restrictions on Ownership and Transfer

For us to qualify as a REIT (as defined in the Internal Revenue Code of 1986, as amended (the “Code”) to include certain entities), our shares of beneficial interest generally must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals (under the Code) at any time during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). This test is applied by “looking through” certain shareholders which are not individuals (e.g., corporations or partnerships) to determine indirect ownership of us by individuals.

Our Declaration of Trust contains certain restrictions on the number of our shares of beneficial interest that a person may own, subject to certain exceptions. Our Declaration of Trust provides that no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (the “Aggregate Share Ownership Limit”) of the number or value of our outstanding shares of beneficial interest. In addition, our Declaration of Trust prohibits any person from acquiring or holding, directly or indirectly, in excess of 9.8% of our total outstanding common shares, in value or in number of shares, whichever is more restrictive (the “Common Share Ownership Limit”). Our Board of Trustees, in its sole discretion, may exempt a proposed transferee from the Aggregate Share Ownership Limit and the Common Share Ownership Limit (an “Excepted Holder”). However, our Board of Trustees may not grant such an exemption to any person if such exemption would result in us being “closely held” within the meaning of Section 856(h) of the Code or otherwise would result in our failing to qualify as a REIT. In order to be considered by our Board of Trustees as an Excepted Holder, a person also must not own, directly or indirectly, an interest in a tenant of ours (or a tenant of any entity owned or controlled by us) that would cause us to own, directly or indirectly, more than a 9.9% interest in such a tenant. The person seeking an exemption must represent to the satisfaction of our Board of Trustees that it will not violate the two aforementioned restrictions. The person also must agree that any violation or attempted violation of any of the foregoing restrictions will result in the automatic transfer of the shares of stock causing such violation to the Share Trust (as defined below). Our Board of Trustees may require a ruling from the Internal Revenue Service or an opinion of counsel, in either case in form and substance satisfactory to our Board of Trustees, in its sole discretion, in order to determine or ensure our status as a REIT.

Our Declaration of Trust further prohibits (i) any person from beneficially or constructively owning our shares of beneficial interest if such ownership would result in us being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT and (ii) any person from transferring shares of our beneficial interest if such transfer would result in our shares of beneficial interest being owned by fewer than 100 persons. Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of our shares of beneficial interest that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned our shares of the beneficial interest that resulted in a transfer of shares to the Share Trust, is required to give notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our Board of Trustees determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

If any transfer of our shares of beneficial interest occurs which, if effective, would result in any person beneficially or constructively owning shares of beneficial interest in us in excess or in violation of the above transfer or ownership limitations (a “Prohibited Owner”), then that number of our shares of beneficial interest, the beneficial or constructive ownership of which otherwise would cause such person to be in excess of the ownership limit (rounded to the nearest whole share), will automatically be transferred to a trust (the “Share Trust”) for the exclusive benefit of one or more charitable beneficiaries (the “Charitable Beneficiary”), and the Prohibited Owner will not acquire any rights in such shares. Such automatic transfer will be deemed to be effective as of the close of business on the Business Day (as defined in our Declaration of Trust) prior to the date of such violative transfer. Shares of beneficial interest held in the Share Trust will be issued and outstanding shares. The Prohibited Owner may not benefit economically from ownership of any shares of beneficial interest held in the Share Trust, may have no rights to dividends and may not possess any other rights attributable to the shares of beneficial interest held in the Share Trust. The trustee of the Share Trust (the “Share Trustee”) will have all voting rights and rights to dividends or other distributions with respect to shares of beneficial interest held in the Share Trust, which rights will be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to the discovery by us that shares of beneficial interest have been transferred to the Share Trust will be paid by the recipient of such dividend or distribution to the Share Trustee upon demand, and any dividend or other distribution authorized but unpaid will be paid when due to the Share Trustee. Any dividend or distribution so paid to the Share Trustee will be held in the Share Trust for the Charitable Beneficiary. The Prohibited Owner will have no voting rights with respect to shares of beneficial interest held in the Share Trust and, subject to Maryland law, effective as of the date that such shares of beneficial interest have been transferred to the Share Trust, the Share Trustee will have the authority (at the Share Trustee’s sole discretion) to (i) rescind as void any vote cast by a Prohibited Owner prior to the discovery by us that such shares have been transferred to the Share Trust and (ii) recast such vote in accordance with the desires of the Share Trustee acting for the benefit of the Charitable Beneficiary. However, if we have already taken irreversible trust action, then the Share Trustee will not have the authority to rescind and recast such vote.

Within 20 days after receiving notice from us that shares of beneficial interest have been transferred to the Share Trust, the Share Trustee will sell the shares of beneficial interest held in the Share Trust to a person, designated by the Share Trustee, whose ownership of the shares will not violate the ownership limitations set forth in the Declaration of Trust. Upon such sale, the interest of the Charitable Beneficiary in the shares sold will terminate and the Share Trustee will distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as described below. The Prohibited Owner will receive the lesser of (i) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Share Trust (e.g., a gift, devise or other such transaction), the Market Price (as defined in the Declaration of Trust) of such shares on the day of the event causing the shares to be received by the Share Trustee and (ii) the price per share received by the Share Trustee from the sale or other disposition of the common shares held in the Share Trust. Any net sale proceeds in excess of the amount payable to the Prohibited Owner will be paid immediately to the Charitable Beneficiary. If, prior to the discovery by us that shares of beneficial interest have been transferred to the Share Trust, such shares are sold by a Prohibited Owner, then (i) such shares will be deemed to have been sold on behalf of the Share Trust and (ii) to the extent that the Prohibited Owner received an amount for shares that exceeds the amount that such Prohibited Owner was entitled to receive as described above, such excess will be paid to the Share Trustee upon demand.

In addition, shares of beneficial interest held in the Share Trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the Share Trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and

(ii) the Market Price on the date we, or our designee, accept such offer. We will have the right to accept such offer until the Share Trustee has sold the shares of beneficial interest held in the Share Trust. Upon such a sale to us, the interest of the Charitable Beneficiary in the shares sold will terminate and the Share Trustee will distribute the net proceeds of the sale to the Prohibited Owner.

All certificates representing the common shares will bear a legend referring to the restrictions described above.

Every owner of more than 5% (or such other percentage as required by the Code or the regulations promulgated thereunder) of all classes or series of our shares of beneficial interest, including the common shares, is required to give written notice to us, within 30 days after the end of each taxable year, stating the name and address of such owner, the number of shares of each class and series of shares of beneficial interest of us which the owner beneficially owns and a description of the manner in which such shares are held. Each such owner will provide to us such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT and to ensure compliance with the Aggregate Share Ownership Limit. In addition, each shareholder will upon demand be required to provide to us such information as we may request, in good faith, in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

These ownership limitations could delay, defer or prevent a change in control of us or other transaction that might involve a premium over the then prevailing market price for the common shares or other attributes that the shareholders may consider to be desirable.

Classification or Reclassification of Common Shares or Preferred Shares

Our Declaration of Trust authorizes the Board of Trustees to reclassify any unissued shares of common or preferred shares into other classes or series of classes of shares and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations and restrictions on ownership, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series. Thus, in addition to the Series G, Series H, Series J and Series K Preferred Shares, the Board of Trustees could authorize the issuance of other preferred shares with terms and conditions which could also have the effect of delaying, deferring or preventing a change in control of COPT or other transaction that might involve a premium over the then prevailing market price for common shares or other attributes that the shareholders may consider to be desirable.

Classification of Board, Vacancies and Removal of Trustees

Our Declaration of Trust provides for a staggered Board of Trustees divided into three classes, with terms of three years each.

At each annual meeting of shareholders of COPT, successors of the class of Trustees whose term expires at that meeting will be elected for a three-year term and the Trustees in the other two classes will continue in office. A classified board may delay, defer or prevent a change in control of COPT or other transaction that might involve a premium over the then prevailing market price for the common shares or other attributes that the shareholders may consider to be desirable. In addition, a classified Board could prevent shareholders who do not agree with the policies of the Board of Trustees from replacing a majority of the Board of Trustees for two years, except in the event of removal for cause.

The Bylaws of COPT provide that any vacancy on the Board of Trustees may be filled by a majority of the remaining Trustees. Any individual so elected Trustee will hold office for the unexpired term of the Trustee he or she is replacing. The Declaration of Trust provides that a Trustee may be removed at any time only for cause upon the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of Trustees, but only by a vote taken at a shareholder meeting. These provisions preclude shareholders from removing incumbent Trustees, except for cause and upon a substantial affirmative vote, and filling the vacancies created by such removal with their own nominees.

Advance Notice of Nominations and New Business

The Bylaws provide that, with respect to an annual meeting of shareholders, nominations of persons for election to the Board of Trustees and the proposal of business to be considered by shareholders may be made only (a) pursuant to COPT’s notice of the meeting, (b) by the Board of Trustees or (c) by a shareholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the Bylaws. With respect to special meetings of shareholders, the Bylaws provide that only the business specified in COPT’s notice of meeting may be brought before the meeting of shareholders and nominations of persons for election to the Board of Trustees may be made only (a) pursuant to COPT’s notice of the meeting, (b) by the Board of Trustees or (c) provided that the Board of Trustees has determined that Trustees shall be elected at such meeting, by a shareholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the Bylaws.

Possible Antitakeover Effect of Certain Provisions of Maryland Law

The Maryland General Corporations Law (“MGCL”) contains provisions that may be deemed to have an antitakeover effect. The provisions applicable to COPT are set forth below.

Certain Business Combinations.  Under the MGCL, as applicable to Maryland real estate investment trusts, certain business combinations (including certain mergers, consolidations, share exchanges and asset transfers and certain issuances and reclassifications of equity securities) between a Maryland real estate investment trust and any person who beneficially owns ten percent or more of the voting power of the trust’s shares or an affiliate of the trust who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting shares of such trust (an “Interested Shareholder”), or an affiliate of such an Interested Shareholder, are prohibited for five years after the most recent date on which the Interested Shareholder becomes an Interested Shareholder. Thereafter, any such business combination must be recommended by the board of trustees of such trust and approved by the affirmative votes of at least (i) 80% of the votes entitled to be cast by holders of outstanding voting shares of the trust and (ii) two-thirds of the votes entitled to be cast by holders of voting shares of the trust other than shares held by the Interested Shareholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other conditions, the trust’s common shareholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of trustees of the trust prior to the time that the Interested Shareholder becomes an Interested Shareholder. The Board of Trustees has opted out of this statute by resolution. The Board of Trustees may, however, rescind its resolution at any time to make these provisions of Maryland law applicable to COPT.

Control Share Provisions.  The MGCL generally provides that control shares of a Maryland real estate investment trust acquired in a control share acquisition have no voting rights unless those rights are approved by a vote of two-thirds of the disinterested shares (generally shares held by persons other than the acquiror, officers or trustees who are employees of the trust). An acquiror is deemed to own control shares the first time that the acquiror’s voting power in electing trustees equals or exceeds 20% of all such voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the Board of Trustees to call a special meeting of shareholders to be held within 50 days of the demand to consider whether the control shares will have voting rights. The trust may present the question at any shareholders’ meeting on its own initiative.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the trust may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value, determined without regard to the absence of voting rights for the control shares. Fair value will be determined as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders’ meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share provisions do not apply (a) to shares acquired in a merger, consolidation or share exchange if the trust is a party to the transaction or (b) to acquisitions approved or exempted by the declaration of trust or bylaws of the trust. The Bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of COPT’s shares of beneficial interest. The Board of Trustees may, however, amend the Bylaws at any time to eliminate such provision, either prospectively or retroactively.

Dissolution of the Company; Termination of REIT Status

The Declaration of Trust permits the termination of COPT and the discontinuation of the operations of COPT by the affirmative vote of the holders of not less than two-thirds of the outstanding common shares entitled to be cast on the matter at a meeting of shareholders or by written consent. In addition, the Declaration of Trust permits the termination of COPT’s qualification as a REIT if such qualification, in the opinion of the Board of Trustees, is no longer advantageous to the shareholders.

FEDERAL INCOME TAX MATTERS

COPT was organized in 1988 and elected to be taxed as a REIT commencing with its taxable year ended December 31, 1992.  COPT believes that it was organized and has operated in a manner that permits it to satisfy the requirements for taxation as a REIT under the applicable provisions of the Internal Revenue Code and intends to continue to operate in such a manner.  No assurance can be given, however, that such requirements have been or will continue to be met.  The following is a summary of the material federal income tax considerations that may be relevant to COPT and its shareholders, including the continued treatment of COPT as a REIT for federal income tax purposes.  For purposes of this discussion of “Federal Income Tax Matters” the term “COPT” refers only to Corporate Office Properties Trust and not to any other affiliated entities.

Each prospective purchaser is advised to consult his or her own tax advisor regarding the specific tax consequences to him or her of the purchase, ownership and sale of the securities offered hereby and of our election to be taxed as a REIT, including the Federal, state, local, foreign income and other tax consequences of such purchase, ownership, sale and election, and of potential changes in applicable tax laws.

The following discussion is based on the law existing and in effect on the date hereof, and COPT’s qualification and taxation as a REIT will depend on compliance with such law and with any future amendments or modifications to such law.  The qualification and taxation as a REIT will further depend upon the ability to meet, on a continuing basis through actual operating results, the various qualification tests imposed under the Internal Revenue Code discussed below.  No assurance can be given that COPT will satisfy such tests on a continuing basis.

In brief, an entity that invests primarily in real estate can, if it meets the REIT provisions of the Internal Revenue Code described below, claim a tax deduction for the dividends it pays to its shareholders.  Such an entity generally is not taxed on its “REIT taxable income” to the extent such income is currently distributed to shareholders, thereby substantially eliminating the “double taxation” (i.e., at both the entity and shareholder levels) that generally results from an investment in an entity which is taxed as a corporation.  However, as discussed in greater detail below, such an entity remains subject to tax in certain circumstances even if it qualifies as a REIT.  Further, if the entity were to fail to qualify as a REIT in any year, it would not be able to deduct any portion of the dividends it paid to its shareholders and would be subject to full federal corporate income taxation on its earnings, thereby significantly reducing or eliminating the cash available for distribution to its shareholders.

Morgan, Lewis & Bockius LLP has opined that, for federal income tax purposes, COPT has properly elected and otherwise qualified to be taxed as a REIT under the Internal Revenue Code for taxable years commencing on or after June 1, 1992 and that its proposed method of operations as described in this prospectus and as represented to Morgan, Lewis & Bockius LLP by COPT will enable COPT to continue to satisfy the requirements for such qualification and taxation as a REIT under the Internal Revenue Code for future taxable years.  This opinion, however, is based upon certain factual assumptions and representations made by COPT.  Moreover, such qualification and taxation as a REIT depends upon the ability of COPT to meet, for each taxable year, various tests imposed under the Internal Revenue Code as discussed below, and Morgan, Lewis & Bockius LLP has not reviewed in the past, and may not review in the future, COPT’s compliance with these tests.  Accordingly, no assurance can be given that the actual results of the operations of COPT for any particular taxable year will satisfy such requirements.

Taxation of COPT

General.  In any year in which COPT qualifies as a REIT, it will not generally be subject to federal income tax on that portion of its REIT taxable income or capital gain that is distributed to shareholders.  COPT will, however, be subject to tax at normal corporate rates upon any taxable income or capital gains not distributed.  Shareholders are required to include their proportionate share of the REIT’s undistributed long-term capital gain in income, but would receive a credit for their share of any taxes paid on such gain by the REIT.

Notwithstanding its qualification as a REIT, COPT also may be subject to taxation in certain other circumstances.  If COPT should fail to satisfy either the 75% or the 95% gross income test (each as discussed below), and nonetheless maintains its qualification as a REIT because certain other requirements are met, it will be subject to a 100% tax on the greater of the amount by which COPT fails either the 75% or the 95% gross income test multiplied by a fraction intended to reflect COPT’s profitability.  COPT will also be subject to a tax of 100% on net income from any “prohibited transaction” (as described below), and if COPT has (i) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to tax on such income from foreclosure property at the highest corporate rate.  In addition, if COPT should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year and (iii) any undistributed taxable income from prior years, COPT would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.  COPT also may be subject to the corporate alternative minimum tax, as well as to tax in certain situations not presently contemplated.  COPT will use the calendar year both for federal income tax purposes, as is required of a REIT under the Internal Revenue Code, and for financial reporting purposes.  Finally, in the event that items of rent, interest or other deductible expenses are paid to a REIT by a “taxable REIT subsidiary” (as defined below) of such REIT, and such amounts are determined to be other than at arm’s length, a REIT may be subject to a 100% tax on the portion of such amounts treated as excessive.  Safe harbors exist for certain rental payments.

Failure to Qualify.  If COPT fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, COPT will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates.  Distributions to shareholders in any year in which COPT fails to qualify as a REIT will not be deductible by COPT, nor generally will they be required to be made under the Internal Revenue Code.  In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and subject to certain limitations in the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction.  Unless entitled to relief under specific statutory provisions, COPT also will be disqualified from reelecting taxation as a REIT for the four taxable years following the year during which qualification was lost.

REIT Qualification Requirements

In order to qualify as a REIT, COPT must meet the following requirements, among others:

Share Ownership Tests.  COPT’s shares of beneficial interest must be held by a minimum of 100 persons for at least 335 days in each taxable year (or a proportionate number of days in any short taxable year).  In addition, at all times during the second half of each taxable year, no more than 50% in value of the outstanding shares of beneficial interest of COPT may be owned, directly or indirectly and taking into account the effects of certain constructive ownership rules, by five or fewer individuals, which for this purpose includes certain tax-exempt entities (the “50% Limitation”).  However, for purposes of this test, any shares of beneficial interest held by a qualified domestic pension or other retirement trust will be treated as held directly by its beneficiaries in proportion to their actuarial interest in such trust rather than by such trust.  In addition, for purposes of the 50% Limitation, shares of beneficial interest owned, directly or indirectly, by a corporation will be considered as being owned proportionately by its shareholders.

In order to attempt to ensure compliance with the foregoing share ownership tests, COPT’s Declaration of Trust places certain restrictions on the transfer of its shares of beneficial interest to prevent additional concentration of share ownership.  Moreover, to evidence compliance with these requirements, Treasury Regulations require COPT to maintain records which disclose the actual ownership of its outstanding shares of beneficial interest.  In fulfilling its obligations to maintain records, COPT must and will demand written statements each year from the record holders of designated percentages of its shares of beneficial interest disclosing the actual owners of such shares of beneficial interest (as prescribed by Treasury Regulations).  A list of those persons failing or refusing to comply with such demand must be maintained as part of COPT’s records.  A shareholder failing or refusing to comply with COPT’s written demand must submit with his tax return a similar statement disclosing the actual ownership of COPT shares of beneficial interest and certain other information.

Asset Tests.  At the close of each quarter of COPT’s taxable year, COPT must satisfy two tests relating to the nature of its assets (determined in accordance with generally accepted accounting principles).  First, at least 75% of the value of COPT’s total assets must be represented by interests in real property, interests in mortgages on real property, shares in other REITs, cash, cash items, government securities and qualified temporary investments.  Second, although the remaining 25% of COPT’s assets generally may be invested without restriction, securities in this class may not exceed (i) in the case of securities of any one non-government issuer, 5% of the value of COPT’s total assets (the “REIT Value Test”) or (ii) 10% of the outstanding voting securities or outstanding value of any one such issuer (collectively, the “Issuer Tests”).

The REIT Value Test and the Issuer Tests will not, however, apply to securities held by a REIT in a “taxable REIT subsidiary,” so long as, as of the close of each quarter of each taxable year, not more than 20% of COPT’s total assets be represented by securities of taxable REIT subsidiaries. A corporation will qualify as a taxable REIT subsidiary with respect to COPT only if (i) either (x) COPT directly or indirectly owns stock in such corporation and COPT and such corporation jointly make a taxable REIT subsidiary election in accordance with applicable procedures or (y) a taxable REIT subsidiary of COPT owns, directly or indirectly, securities possessing more than 35% of the total voting power of the outstanding securities of such corporation or securities having a value of more than 35% of the total value of the outstanding securities of such corporation and (ii) such corporation does not directly or indirectly (x) operate or manage a lodging or health care facility or (y) provide to any other person (under a franchise, license or otherwise) rights to any brand name under which any lodging facility or health care facility is operated. For purposes of this paragraph, references to a “lodging facility” are to a hotel, motel or other establishment more than one-half of the dwelling units in which are used on a transient basis and references to a “health care facility” are to a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility or other licensed facility which extends medical, nursing or ancillary services to patients..  Taxable REIT subsidiaries are subject to full corporate level taxation on their earnings, but are permitted to engage in certain types of real estate management activities and certain other activities which cannot currently be performed by REITs or their controlled subsidiaries without jeopardizing REIT status.  On January 1, 2001, our operating partnership acquired all of the stock in Corporate Office Management, Inc. (“COMI”) that was not previously owned by it, and we elected to treat COMI as a taxable REIT subsidiary effective January 1, 2001.  Thus, COMI will remain fully taxable with respect to its earnings.  The election will, however, generally allow COMI to continue its real estate management activities without jeopardizing our REIT status.

In addition, certain debt securities held by a REIT will not be taken into account for purposes of the Issuer Value Test.  Finally, certain “grandfathering” rules also exempt from the Issuer Value Test securities owned by the REIT on July 12, 1999.  Where COPT invests in a partnership (such as the Operating Partnership), it will be deemed to own a proportionate share of the partnership’s assets, and the partnership interest will not constitute a security for purposes of these tests.  Accordingly, COPT’s investment in real properties through its interests in the Operating Partnership (which itself holds real properties through other partnerships) will constitute an investment in qualified assets for purposes of the 75% asset test.  However, solely for purposes of the 10% value test, described above, the determination of a REIT’s interest in partnership assets will be based on the REIT’s proportionate interest in any securities issued by the partnership, excluding for these purposes, certain excluded securities as described in the Internal Revenue Code.

Effective for our taxable year beginning January 1, 2005, if we failed to meet the Issuer Tests at the end of any quarter and did not cure such failure within 30 days thereafter, we still could avoid disqualification by disposing of sufficient assets or otherwise complying with such asset test within six months of the identification of the failure, provided the failure were due to assets the value of which did not exceed the lesser of 1% of the value of our assets at the end of the relevant quarter and $10,000,000. For violations of any of the REIT asset tests due to reasonable cause and not due to willful neglect that were larger than this amount, we still could avoid disqualification by taking certain steps including (x) disposing of sufficient assets to meet the asset tests or otherwise complying with such asset tests, (y) preparing a schedule for the quarter describing the non- qualifying assets and filing it in accordance with regulations and (z) paying a tax equal to the greater of $50,000 or 35% of the net income generated by the non-qualifying assets.

Gross Income Tests.  There are two separate percentage tests relating to the sources of COPT’s gross income which must be satisfied for each taxable year.  For purposes of these tests, where COPT invests in a partnership, COPT will be treated as receiving its share of the income and loss of the partnership, and the gross income of the partnership will retain the same character in the hands of COPT as it has in the hands of the partnership.  The two tests are described below.

The 75% Test.  At least 75% of COPT’s gross income for the taxable year must be “qualifying income.” Qualifying income generally includes: (i) rents from real property (except as modified below); (ii) interest on obligations secured by mortgages on, or interests in, real property; (iii) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of COPT’s trade or business (“dealer property”); (iv) dividends or other distributions on shares in other REITS, as well as gain from the sale of such shares; (v) abatements and refunds of real property taxes; (vi) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage secured by such property (“foreclosure property”); and (vii) commitment fees received for agreeing to make loans secured by mortgages on real property or to purchase or lease real property.

Rents received or accrued from a tenant will not qualify as “rents from real property” for purposes of the 75% gross income test or the 95% gross income test, described below, if COPT, or a person owning, actually or under applicable constructive ownership rules, a 10% or greater interest in COPT, directly or constructively owns 10% or more of such tenant, unless (i) such rents are received or accrued from a taxable REIT subsidiary and (ii) either (x) at least 90% of the leased property in respect of which COPT is receiving or accruing such rents is occupied by persons other than taxable REIT subsidiaries of COPT and the amounts paid to COPT by the taxable REIT subsidiary as rents with respect to such property are substantially comparable to rents paid by other tenants of such property or (y) such rents are received in respect of a “qualified lodging facility” where such facility is operated on behalf of the taxable REIT subsidiary by a person who is an “eligible independent contractor” (as such term is defined for purposes of the REIT provisions of the Code).  In addition, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property.  Moreover, an amount received or accrued will not qualify as rents from real property (or as interest income) for purposes of the 75% and 95% gross income tests if it is based in whole or in part on the income or profits of any person, although an amount received or accrued generally will not be excluded from “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales.  Finally, for rents received to qualify as rents from real property for purposes of the 75% and 95% gross income tests, COPT generally must not operate or manage the property or furnish or render services to customers, other than through an “independent contractor” from whom COPT derives no income, or through a taxable REIT subsidiary, except that the “independent contractor” or taxable REIT subsidiary requirement does not apply to the extent that the services provided by COPT are “usually or customarily rendered” in connection with the rental of space for occupancy only, and are not otherwise considered “rendered to the occupant for his convenience.” In addition, COPT may directly perform a de minimis amount of non-customary services.  COPT believes that the services provided with regard to COPT’s properties by the Operating Partnership (or its agents) are now (and, it is believed, will in the future be) usual or customary services.  Any services that cannot be provided directly by the Operating Partnership will be performed by independent contractors.

The 95% Test.  In addition to deriving 75% of its gross income from the sources listed above, at least 95% of COPT’s gross income for the taxable year must be derived from the above-described qualifying income or from dividends, interest, or gains from the sale or other disposition of stock or other securities that are not dealer property.  Dividends and interest on obligations not collateralized by an interest in real property are included for purposes of the 95% test, but not for purposes of the 75% test.  COPT intends to monitor closely its non-qualifying income and anticipates that non-qualifying income from its activities will not result in COPT failing to satisfy either the 75% or 95% gross income test.

For our taxable year beginning January 1, 2005, except to the extent provided by Treasury regulations, any income from a hedging transaction we enter into in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, will not constitute gross income for purposes of the 95% gross income test (and will constitute non-qualifying income for purposes of the 75% gross income test).

For purposes of determining whether COPT complies with the 75% and the 95% gross income tests, gross income does not include income from prohibited transactions.  A “prohibited transaction” is a sale of dealer property (excluding foreclosure property); however, a sale of property will not be a prohibited transaction if such property is held for at least four years and certain other requirements (relating to the number of properties sold in a year, their tax bases and the cost of improvements made thereto) are satisfied.

Even if COPT fails to satisfy one or both of the 75% and 95% gross income tests for any taxable year, it may still qualify as a REIT for such year if it is entitled to relief under certain provisions of the Internal Revenue Code.  These relief provisions will generally be available if: (i) COPT’s failure to comply is due to reasonable cause and not to willful neglect; (ii) COPT reports the nature and amount of each item of its income included in the tests on a schedule attached to its tax return; and (iii) any incorrect information on this schedule is not due to fraud with intent to evade tax.  If these relief provisions apply, however, COPT will nonetheless be subject to a tax equal to (i) the greater of the amount by which it fails either the 75% or 95% gross income test, multiplied by (ii) a fraction intended to reflect COPT’s profitability.

Compliance with Income Tests.  COPT intends to continue to monitor its operations and investments so as to continue to satisfy the 75% and 95% gross income tests.  While the Operating Partnership or its affiliates provide certain services with respect to the properties in which COPT owns interests and possibly with respect to any newly acquired properties, COPT believes that for purposes of the 75% and 95% gross income tests the services provided at such properties and any other services and amenities provided by the Operating Partnership or its agents with respect to such properties will be of the type usually or customarily rendered in connection with the rental of space for occupancy only and not rendered to the occupants of such properties.  COPT intends that services that cannot be provided directly by the Operating Partnership or other agents will be performed by independent contractors.

Annual Distribution Requirements.  In order to qualify as a REIT, COPT is required to distribute dividends to its shareholders each year in an amount at least equal to (i) the sum of (A) 90% of COPT’s REIT taxable income (computed without regard to the dividends paid deduction and COPT’s net capital gain) and (B) 90% of the net income (after tax), if any, for foreclosure property, minus (ii) the sum of certain items of non-cash income.  Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before COPT timely files its tax return for the prior year and if paid on or before the first regular dividend payment after the declaration.

COPT intends to make timely distributions sufficient to satisfy the annual distribution requirements.  In this regard, the Operating Partnership agreement authorizes COPT in its capacity as General Partner to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit COPT to meet the distribution requirements.  It is possible that COPT may not have sufficient cash or other liquid assets to meet the above-described distribution requirement, either due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing COPT’s REIT taxable income on the other hand, or for other reasons.  COPT will monitor closely the relationship between its REIT taxable income and cash flow and, if necessary, intends to borrow funds (or cause the Operating Partnership or other affiliates to borrow funds) in order to satisfy the distribution requirement.  However, there can be no assurance that such borrowing would be available at such time.

If COPT fails to meet the above-described distribution requirement as a result of an adjustment to COPT’s tax return by the Service, COPT may retroactively cure the failure by paying a “deficiency dividend” (plus applicable penalties and interest) within a specified period.

Effective for our taxable year beginning January 1, 2005, if we fail to satisfy one or more requirements for REIT qualification (other than the 75% and 95% gross income tests and other than the requirements necessary to cure a failure of the asset tests, as described above), we can avoid disqualification if our failure is due to reasonable cause and not willful neglect, and we pay a penalty of at least $50,000 (and, in some cases, more) for each such failure.

Taxation of Shareholders

Taxation of Taxable Domestic Shareholders.  As long as COPT qualifies as a REIT, distributions made to its taxable domestic shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will constitute dividends taxable as ordinary income, and domestic corporate shareholders will not be eligible for the dividends received deduction as to such amounts.  In determining the extent to which a distribution with respect to the common shares constitutes a dividend for tax purposes, our earnings and profits will be allocated, on a pro rata basis, first to distributions with respect to any class of preferred shares, and then to our common shares.

“Qualified dividend income” received by non-corporate U.S. shareholders will generally be subject to Federal income tax at the rate applicable to long-term capital gains (currently at a maximum rate of 15%). Qualified dividend income generally includes dividends paid by domestic “C” corporations and certain qualified foreign corporations to most non-corporate U.S. shareholders. In general, dividends payable by REITs are not eligible for the reduced tax rate on corporate dividends, except to the extent that certain holding period requirements are met and the REIT’s dividends are attributable to dividends received from taxable corporations (such as taxable REIT subsidiaries) or to income that was subject to Federal income tax at the corporate/REIT level (for example, if the REIT distributes taxable income that it had retained and paid tax on in the preceding taxable year).  The currently applicable provisions of the Federal income tax laws relating to qualified dividend income are currently scheduled to “sunset,” or revert back to prior provisions of law, effective for taxable years beginning after December 31, 2010, at which time the capital gains rate is scheduled to be increased to 20% and the rate applicable to dividends is scheduled to be increased to the tax rate then applicable to ordinary income.

Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder’s shares of beneficial interest, but rather will reduce the adjusted basis of such shares.  To the extent that such distributions exceed the adjusted basis of a shareholder’s shares of beneficial interest, they will be included in income as short-term or long-term capital gain (depending on the length of time the shares have been held), assuming the shares are capital assets in the hands of the shareholder.  In addition, any dividend declared by COPT in October, November or December of any year and payable to a shareholder of record on a specific date in any such month shall be treated as both paid by COPT and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by COPT during January of the following calendar year.

Domestic shareholders may not include in their individual income tax returns any of COPT’s net operating losses or capital losses.  Instead, such losses would be carried over by COPT for potential offset against future income (subject to certain limitations).  Distributions made by COPT and gain arising from the sale or exchange of shares will not be treated as passive activity income, and, as a result, shareholders generally will not be able to apply any “passive losses” against such income and gain.  In addition, taxable distributions from COPT generally will be treated as investment income.  Capital gain dividends (including distributions treated as such) and capital gain from the disposition of shares, however, will be treated as investment income only if a shareholder so elects, in which case such capital gain will be taxed at ordinary income rates.  COPT will notify shareholders after the close of its taxable year as to the portions of distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

In general, a domestic shareholder will realize capital gain or loss on the disposition of COPT’s shares of beneficial interest equal to the difference between (i) the amount of cash and the fair market value of any property received on such disposition, and (ii) the shareholder’s adjusted basis of such shares of beneficial interest.  Such gain or loss generally will constitute short-term capital gain or loss if the shareholder has not held such shares for more than one year and long-term capital gain or loss if the shareholder has held such shares for more than one year.  See the section below entitled “Capital Gains and Losses.”  Loss upon a sale or exchange of COPT’s shares of beneficial interest by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from COPT required to be treated by such shareholder as long-term capital gain.

Capital Gains and Losses.  The maximum marginal individual income tax rate is 35%.  The maximum tax rate on net capital gains applicable to individuals, trusts and estates from the sale or exchange of capital assets held for more than one year is 15%.  For individuals, trusts and estates who would be subject to a maximum tax rate of 10%, the rate on net capital gains is reduced to 5%.  Accordingly, the tax rate differential between capital gain and ordinary income for noncorporate taxpayers may be significant.  In addition, the characterization of income as capital or ordinary may affect the deductibility of capital losses.  Capital losses not offset by capital gains may be deducted against a noncorporate taxpayer’s ordinary income only up to a maximum annual amount of $3,000.  Unused capital losses may be carried forward.  All net capital gain of a corporate taxpayer is subject to tax at ordinary corporate rates.  A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

If a shareholder recognizes a loss upon a subsequent disposition of our common shares in an amount that exceeds a prescribed threshold, it is possible that the provisions of recently adopted Treasury Regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss generating transaction to the IRS. While these regulations are directed towards “tax shelters,” they are written quite broadly, and apply to transactions that would not typically be considered tax shelters.  In addition, significant penalties are imposed for failure to comply with these requirements. You should consult your own tax advisors concerning any possible disclosure obligation with respect to the ownership or disposition of our common shares, or transactions that might be undertaken directly or indirectly by us.  Moreover, you should be aware that we and other participants in transactions involving us (including advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Backup Withholding.  COPT will report to its domestic shareholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any, with respect thereto.  Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 28% with respect to dividends paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption and otherwise complies with the applicable requirements of the backup withholdings rules.  Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability.

In addition, COPT may be required to withhold a portion of capital gain distributions made to shareholders that fail to certify their non-foreign status to COPT.  See section below entitled “Taxation of Foreign Shareholders.”

Taxation of Tax-Exempt Shareholders.  The IRS has ruled that amounts distributed as dividends by a REIT generally do not constitute unrelated business taxable income (“UBTI”) when received by a tax-exempt entity.  Based on that ruling, dividend income from COPT’s shares of beneficial interest will not be UBTI to a tax-exempt shareholder, provided that the tax-exempt shareholder has not held its shares as “debt financed property” within the meaning of the Internal Revenue Code and such shares are not otherwise used in a trade or business.  Similarly, income from the sale of COPT’s shares of beneficial interest will not constitute UBTI unless such tax-exempt shareholder has held such shares as “debt financed property” within the meaning of the Internal Revenue Code or has used the shares in a trade or business.

Notwithstanding the above, however, a portion of the dividends paid by a “pension held REIT” will be treated as UBTI as to any trust which is described in Section 401(a) of the Internal Revenue Code, is tax-exempt under Section 501(a) of the Internal Revenue Code (a “qualified trust”) and which holds more than 10% (by value) of the interests in the REIT.  A REIT is a “pension held REIT” if (i) it would not have qualified as a REIT but for the application of a “look-through” exception to the 50% Limitation applicable to qualified trusts, and (ii) either (A) at least one such qualified trust holds more than 25% (by value) of the interests in the REIT, or (B) one or more such qualified trusts, each of which owns more than 10% (by value) of the interests in the REIT, hold in the aggregate more than 50% (by value) of the interests in the REIT.  The percentage of any REIT dividend treated as UBTI is equal to the ratio of (i) the gross income (less direct expenses related thereto) of the REIT from unrelated trades or businesses (determined as if the REIT were a qualified trust) to (ii) the total gross income (less direct expenses related thereto) of the REIT.  A de minimis exception applies where this percentage is less than 5% for any year.  The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the 50% Limitation without relying upon the “look-through” exception with respect to qualified trusts.  As a result of certain limitations on transfer and ownership of COPT’s shares of beneficial interest contained in the Charter, COPT does not expect to be classified as a “pension held REIT.”

Taxation of Foreign Shareholders.  The rules governing the United States federal income taxation of the ownership and disposition of COPT’s shares of beneficial interest by persons that are, for purposes of such taxation, nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders (collectively, “Non-U.S. Shareholders”) are complex and no attempt will be made herein to provide more than a summary of such rules.

PROSPECTIVE NON-U.S. SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD

TO AN INVESTMENT IN COPT’S SHARES OF BENEFICIAL INTEREST, INCLUDING ANY REPORTING REQUIREMENTS, AS WELL AS THE TAX TREATMENT OF SUCH AN INVESTMENT UNDER THEIR HOME COUNTRY LAWS.

In general, Non-U.S. Shareholders will be subject to regular United States federal income taxation with respect to their investment in COPT’s shares of beneficial interest in the same manner as a U.S. shareholder (i.e., at graduated rates on a net basis, after allowance of deductions) if such investment is “effectively connected” with the conduct by such Non-U.S. Shareholder of a trade or business in the United States.  A Non-U.S. Shareholder that is a corporation and that receives income with respect to its investment in COPT’s shares of beneficial interest that is (or is treated as) “effectively connected” with the conduct of a trade or business in the United States may also be subject to the 30% branch profits tax imposed under Section 884 of the Internal Revenue Code, which is payable in addition to the regular United States corporate income tax.  The following discussion addresses only the federal income taxation of Non-U.S. Shareholders whose investment in COPT’s shares of beneficial interest is not “effectively connected” with the conduct of a trade or business in the United States.  Prospective investors whose investment in COPT’s shares of beneficial interest may be “effectively connected” with the conduct of a United States trade or business should consult their own tax advisors as to the tax consequences thereof.

Distributions that are not attributable to gain from sales or exchanges of United States real property interests and that are not designated by COPT as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of COPT’s current or accumulated earnings and profits.  Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax.  Dividends paid to an address in a country outside the United States will not be presumed to be paid to a resident of such country for purposes of determining the applicability of withholding discussed above and the availability of a reduced tax treaty rate.  A Non-U.S. Shareholder who wishes to claim the benefit of an applicable treaty rate will now be required to satisfy certain certification and other requirements.  Distributions that COPT makes in excess of its current and accumulated earnings and profits will not be taxable to a Non-U.S. Shareholder to the extent they do not exceed the adjusted basis of such Non-U.S. Shareholder’s shares, but rather will reduce the adjusted basis of such shares (but not below zero).  To the extent that such distributions exceed the adjusted basis of a Non-U.S. Shareholder’s shares, they will give rise to tax liability if such Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of shares, as described below.

For withholding tax purposes, COPT is currently required to treat all distributions as if made out of its current or accumulated earnings and profits and thus intends to withhold at the rate of 30% (or a reduced treaty rate if applicable) on the amount of any distribution (other than distributions designated as capital gain dividends) made to a Non-U.S. Shareholder.  COPT would not be required to withhold at the 30% rate on distributions COPT reasonably estimates to be in excess of its current and accumulated earnings and profits.  If it cannot be determined at the time a distribution is made whether such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to ordinary dividends.  However, a Non-U.S. Shareholder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of its current or accumulated earnings and profits, and the amount withheld exceeded the Non-U.S. Shareholder’s United States tax liability, if any, with respect to the distribution.

For any year in which COPT qualifies as a REIT, distributions that are attributable to gain from sales or exchanges of United States real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”).  Under FIRPTA, these distributions are taxed to a Non-U.S. Shareholder as if such gain were effectively connected with the conduct of a United States trade or business.  Non-U.S. Shareholders would thus be taxed at the normal capital gain rates applicable to domestic shareholders (subject to applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals), without regard as to whether such distributions are designated by COPT as capital gain dividends.  Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate shareholder not entitled to treaty exemption.  COPT is required by Treasury Regulations to withhold 35% of any distribution to a Non-U.S. Shareholder that could be designated as a capital gain dividend.  This amount is creditable against the Non-U.S. Shareholder’s FIRPTA tax liability.  However, the 35% withholding tax will not apply to any capital gain dividend with respect to any class of our stock which is regularly traded on an established securities market located in the United States if the non-U.S. Shareholder did not own more than 5% of such class of stock at any time during the taxable year. Instead any capital gain dividend will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits, subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax.  Also, the branch profits tax will not apply to such a distribution.

Gain recognized by a Non-U.S. Shareholder upon a sale of COPT’s shares of beneficial interest generally will not be subject to United States taxation unless such shares constitute a “United States real property interest” within the meaning of FIRPTA.  COPT’s shares of beneficial interest will not constitute a “United States real property interest” so long as COPT is a “domestically controlled REIT.”  A “domestically controlled REIT” is generally a REIT in which at all times during a specified testing period less than 50% in value of its share was held directly or indirectly by Non-U.S. Shareholders.  COPT believes that it will be a “domestically controlled REIT” and therefore, the sale of COPT’s shares of beneficial interest will not be subject to taxation under FIRPTA.  However, because COPT’s shares of beneficial interest are publicly traded, no assurance can be given that COPT will continue to be a “domestically controlled REIT.”  Notwithstanding the foregoing, gain from the sale or exchange of its shares not otherwise subject to FIRPTA generally will be taxable to a Non-U.S. Shareholder if the Non-U.S. Shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States.  In such case, the nonresident alien individual will be subject to a 30% United States withholding tax on the amount of such individual’s gain.

If COPT does not qualify as or ceases to be a “domestically controlled REIT,” whether gain arising from the sale or exchange by a Non-U.S. Shareholder of COPT’s shares of beneficial interest would be subject to U.S. taxation under FIRPTA will depend on whether the shares are “regularly traded” (as defined in applicable Treasury Regulations) on an established securities market (such as the NYSE, on which COPT’s common shares and Series F, G and H Preferred Shares of beneficial interest are traded) and on the size of the selling Non-U.S. Shareholder’s interest in COPT.  If the gain on the sale of COPT’s shares of beneficial interest were to be subject to tax under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as a domestic shareholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of foreign corporations), and the purchaser would be required to withhold and remit to the IRS 10% of the sale price.  In addition, if COPT is not a “domestically controlled REIT,” distributions in excess of its current and accumulated earnings and profits would be subject to withholding at a rate of 10%.

Dividends paid in the United States with respect to COPT’s shares of beneficial interest, and proceeds from the sale of COPT’s shares of beneficial interest, through a United States broker (or certain brokers having significant connections with the United States) may be subject to the information reporting requirements of the Internal Revenue Code.  Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 28% unless such shareholder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a taxpayer identification number and certifies as to no loss of exemption, and otherwise complies with the applicable requirements of the backup withholding rules.  Non-U.S. Shareholders are generally exempt from information reporting and backup withholding, but may be required to provide a properly completed Form W-8 or otherwise comply with applicable certification and identification procedures in order to prove their exemption.  Any amount paid as backup withholding will be creditable against the Non-U.S. Shareholder’s United States income tax liability.

Other Tax Considerations

Effect of Tax Status of the Operating Partnership on REIT Qualification.  All of COPT’s investments are through the Operating Partnership.  COPT believes that the Operating Partnership is properly treated as a partnership for tax purposes (and not as an association taxable as a corporation).  If, however, the Operating Partnership were to be treated as an association taxable as a corporation, COPT would cease to qualify as a REIT.  Furthermore, in such a situation, the Operating Partnership would be subject to corporate income taxes and COPT would not be able to deduct its share of any losses generated by the Operating Partnership in computing its taxable income.

Tax Allocations with Respect to the Properties.  The Operating Partnership was formed, in part, by way of contributions of appreciated property.  When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution (this difference is referred to as a “Book-Tax Difference”).  The partnership agreement of the Operating Partnership requires allocations of income, gain, loss and deduction with respect to contributed Property to be made in a manner consistent with the special rules in Section 704(c) of the Internal Revenue Code, and the regulations thereunder, which tend to eliminate the Book-Tax Differences with respect to the contributed Properties over the depreciable lives of the contributed Properties.  However, because of certain technical limitations, the special allocation rules of Section 704(c) may not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale.  Thus, the carryover basis of the contributed properties in the hands of the Operating Partnership could cause COPT to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to COPT if all properties were to have a tax basis equal to their fair market value at the time of acquisition.  The foregoing principles also apply in determining its earnings and profits for purposes of determining the portion of distributions taxable as dividend income.  The application of these rules over time may result in a higher portion of distributions being taxed as dividends than would have occurred had COPT purchased its interests in all properties at their agreed value.

Treasury Regulations under Section 704(c) of the Internal Revenue Code allow partnerships to use any reasonable method of accounting for Book-Tax Differences so that the contributing partner receives the tax benefits and burdens of any built-in gain or loss associated with the property.  The Operating Partnership has determined to use the “traditional method” (which is specifically approved in the Treasury Regulations) for accounting for Book-Tax Differences with respect to the Contributed Properties.

State and Local Taxes.  COPT and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which COPT or they transact business or reside.  The state and local tax treatment of us and its shareholders may not conform to the federal income tax consequences discussed above.  Consequently, prospective shareholders should consult with their own tax advisors regarding the effect of state, local and other tax laws of any investment in COPT’s shares of beneficial interest.

PLAN OF DISTRIBUTION

We are registering the common shares in accordance with our obligations under a registration rights agreement, but the registration of the common shares does not necessarily mean that any of the common shares will be offered or sold by the selling shareholders or their respective donees, pledgees or other transferees or successors in interest to the selling shareholders under this prospectus.

The sale of common shares by the selling shareholders may also be effected from time to time by selling common shares directly to purchasers or to or through broker-dealers.  In connection with any such sale, any such broker-dealer may act as agent for the selling shareholders or may purchase from the selling shareholders all or a portion of the common shares as principal, and may be made pursuant to any of the methods described below. Such sales may be made on the NYSE or other exchanges on which the common shares are then traded, in the over-the-counter market, in negotiated transactions or otherwise at prices and at terms then prevailing or at prices related to the then-current market prices or at prices otherwise negotiated.

The common shares may also be sold in one or more of the following transactions:  (a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to a prospectus supplement; (c) a special offering, an exchange distribution or a secondary distribution in accordance with applicable NYSE or other stock exchange rules; (d) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers; (e) sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares; and (f) sales in other ways not involving market markers or established trading markets, including direct sales to purchasers.  In effecting sales, broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate.  Broker-dealers will receive commissions or other compensation from the selling shareholders in the form of commissions, discounts or concessions.  Broker-dealers may also receive compensation from purchasers of the common shares for whom they act as agents or to whom they sell as principals or both.  Compensation as to a particular broker-dealer may be in excess of customary commissions and will be in amounts to be negotiated.

The distribution of the common shares also may be effected from time to time in one or more underwritten transactions at a fixed price or prices which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.  Any such underwritten offering may be on a

“best efforts” or a “firm commitment” basis.  In connection with any underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or from purchasers of the common shares.  Underwriters may sell the common shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there any underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders. We will file a supplement to this prospectus, if required, under Rule 424(b) under the Securities Act upon being notified by the selling shareholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer.  This supplement will disclose:

•                  the name of the selling shareholders and of participating brokers and dealer(s);

•                  the number of shares involved;

•                  the price at which the shares were sold;

•                  the commissions paid or the discounts or concessions allowed to the broker-dealer(s), where applicable;

•                  that the broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•                  other facts material to the transaction.

The selling shareholders and any underwriters, or brokers-dealers or agents that participate in the distribution of the common shares may be deemed to be “underwriters” within the meaning of Section (a)(11) of the Securities Act of 1933, as amended, (the “Securities Act”), and any profit on the sale of the common shares by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.  Because the selling shareholders may be deemed to be “underwriters” under the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act.  We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may apply to their sales in the market.

In order to comply with the securities laws of certain states, if applicable, the common shares may be sold only through registered or licensed broker-dealers.

We have agreed to pay all expenses incident to the offering and sale of the common shares, other than commissions, discounts and fees of underwriters, broker-dealers or agents.  We have agreed to indemnify the selling shareholders against certain losses, claims, damages, actions, liabilities, costs and expenses, including liabilities under the Securities Act.

Each of the selling shareholders has agreed to indemnify us, our officers and Trustees and each person who controls (within the meaning of the Securities Act) us, and each of the other selling shareholders, against any losses, claims, damages, liabilities and expenses arising under the securities laws in connection with this offering with respect to written information furnished to us by such selling shareholder; provided, however, that the indemnification obligation is several, not joint, as to each selling shareholder.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2006 and the audited Historical Summary of Revenue and Certain Expenses of the Nottingham Operating Properties which appears in Corporate Office Properties Trust’s Current Report on Form 8-K/A dated March 15, 2007 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the securities offered hereby is being passed upon for us by Saul Ewing LLP.  The opinion of counsel as described under the heading “Federal Income Tax Matters” is being rendered by Morgan, Lewis & Bockius LLP, which opinion is subject to various assumptions and is based on current tax law.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the Securities and Exchange Commission in connection with this offering.  In addition, we file annual, quarterly, and current reports, proxy statements and other information with the Securities and Exchange Commission.  You may read and copy the registration statement and any other documents filed by us at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room.  Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission’s Internet site at http://www.sec.gov.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement.  If a reference is made in this prospectus or any prospectus supplement to any of our contracts or other documents, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

The Securities and Exchange Commission allows us to “incorporate by reference” into this prospectus the information we file with the Commission, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus.  Later information filed with the Securities and Exchange Commission will update and supersede this information.

We incorporate by reference the documents listed below:

•                  Annual Report on Form 10-K for the year ended December 31, 2006;

•                  Current Reports on Form 8-K, filed with the Securities and Exchange Commission on January 16, 2007 (as amended on March 15, 2007), March 5, 2007 and March 7, 2007;

•                  Definitive Proxy Statement for the 2006 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on April 10, 2006; and

•                  Registration Statement on Form 8-A relating to the registration of our common shares, filed with the Securities and Exchange Commission on April 7, 1998.

You may request a copy of these filings, at no cost, by contacting Mary Ellen Fowler, Vice President, Finance and Investor Relations, Corporate Office Properties Trust, 6711 Columbia Gateway Drive, Suite 300, Columbia, Maryland 21046, by telephone at 443-285-5400, by facsimile at 443-285-7640, or by e-mail at ir@copt.com, or by visiting our website at www.copt.com.  The information contained on our website is not part of this prospectus.  Our reference to our website is intended to be an inactive textual reference only.

PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The expenses in connection with the issuance and distribution of the securities being registered are set forth in the following table (all amounts except the registration fee are estimated):

Registration fee — Securities and Exchange Commission	$262
Accountant’s fees and expenses	10,000
Legal fees and expenses	10,000
Miscellaneous	10,000
TOTAL	$30,262

All expenses in connection with the issuance and distribution of the securities being offered shall be borne by COPT.

ITEM 15.  INDEMNIFICATION OF TRUSTEES AND OFFICERS.

The Maryland REIT Law permits a Maryland real estate investment trust to include in its declaration of trust a provision limiting the liability of its trustees and officers to the trust and its shareholders for money damages except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty established by a final judgment as being material to the cause of action.  The Declaration of Trust contains such a provision limiting such liability to the maximum extent permitted by Maryland law.

The Declaration of Trust authorizes COPT, to the maximum extent permitted by Maryland law, to obligate itself to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former Trustee or officer or (b) any individual who, while a Trustee of COPT and at the request of COPT, serves or has served another real estate investment trust, corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a trustee, director, officer, partner, employee or agent of such entity from and against any claim or liability to which such person may become subject or which such person may incur by reason of service in such capacity.  The Bylaws obligate COPT, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any present or former Trustee or officer who is made a party to the proceeding by reason of his or her service in that capacity or (ii) any such Trustee or officer who, at the request of COPT, serves or has served another real estate investment trust, corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a trustee, director, officer, partner, employee or agent of such entity and who is made a party to the proceeding by reason of his service in that capacity against any claim or liability to which he may become subject by reason of his or her status as a present or former Trustee or officer of COPT.  The Declaration of Trust and the Bylaws also permit COPT to provide indemnification to any person who served a predecessor of COPT in any of the capacities described above and to any employee or agent of COPT or a predecessor of COPT.  The Bylaws require COPT to indemnify a Trustee or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity.

The Maryland REIT Law permits a Maryland real estate investment trust to indemnify, and to advance expenses to, its trustees and officers, to the same extent as permitted by the Maryland General Corporation Law (“MGCL”) for Trustees and officers of Maryland corporations.  The MGCL permits a corporation to indemnify its present and former Trustees and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (ii) the director or officer actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.  However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses.  The MGCL permits a corporation to advance reasonable expenses to a director or officer only with respect to a proceeding brought to enforce indemnification under the MGCL or if the charter or bylaws of the corporation, a resolution by the board of directors, or an agreement approved by the board of directors to which the corporation is a party expressly provides for such indemnification.  In addition, reasonable expenses may be advanced upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good-faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.  Under the MGCL, rights to indemnification and expenses are nonexclusive, in that they need not be limited to those expressly provided by statute.

The Maryland REIT Law and the Bylaws may permit indemnification for liabilities arising under the Securities Act or the Exchange Act.  The Board of Trustees has been advised that, in the opinion of the Commission, indemnification for liabilities arising under the Securities Act or the Exchange Act is contrary to public policy and is therefore unenforceable, absent a decision to the contrary by a court of appropriate jurisdiction.

ITEM 16.  EXHIBITS.

EXHIBIT NO.	DESCRIPTION
5.1	Opinion of Saul Ewing LLP regarding the legality of the securities being registered (filed herewith).

8.1	Opinion of Morgan, Lewis & Bockius LLP as to certain tax matters (filed herewith).

23.1	Consent of Independent Registered Public Accounting Firm (filed herewith).

23.2	Consent of Saul Ewing LLP (included in Exhibit 5.1).

23.3	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 8.1).

24.1	Power of attorney (included on signature pages to the Registration Statement).

ITEM 17.  UNDERTAKINGS.

(a)                                  The undersigned Registrant hereby undertakes:

(1)                                  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)                                     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)                                  To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)                               To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that

(A)                              Paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8 (§239.16b of this chapter), and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the Registration Statement; and

(B)                                Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 (§239.13 of this chapter) or Form F-3 (§239.33 of this chapter) and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) (§230.424(b) of this chapter) that is part of the registration statement.

(C)                                provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S-1 (§239.11 of this chapter) or Form S-3 (§239.13 of this chapter), and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB ((§229.1100(c)).

(2)                                  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)                                  To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4)                                  That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)            If the registrant is relying on Rule 430B:

(A)                              Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)                                Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is a part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is a part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)                                  If the registration is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statement relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)                                  That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)                                     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)                                  any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)                               The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)                              Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)                                 The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)                                  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Columbia, State of Maryland, on March 30, 2007.

CORPORATE OFFICE PROPERTIES TRUST

By:	/s/ Randall M Griffin
Name:	Randall M. Griffin
Title:	President and Chief Executive Officer

By:	/s/ Stephen E. Riffee
Name:	Stephen E. Riffee
Title:	Executive Vice President and
Chief Financial Officer

Each person whose signature appears below hereby constitutes and appoints Randall M. Griffin, President and Chief Executive Officer of the Registrant, and Stephen E. Riffee, Executive Vice President and Chief Financial Officer of the Registrant, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and any additional related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended (including post-effective amendments to the Registration Statement and any such related registration statements), and to file the same, with all exhibits thereto, and any other documents in connection therewith, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Jay H. Shidler	Chairman of the Board of Trustees	March 30, 2007
Jay H. Shidler

/s/ Clay W. Hamlin, III	Vice Chairman of the Board of Trustees	March 30, 2007
Clay W. Hamlin, III

/s/ Randall M. Griffin	President, Chief Executive Officer and Trustee	March 30, 2007
Randall M. Griffin	(Principal Executive Officer)

/s/ Stephen E. Riffee	Executive Vice President and	March 30, 2007
Stephen E. Riffee	Chief Financial Officer
(Principal Financial Officer)

/s/ Colleen M. Crews	Vice President and Controller	March 30, 2007
Colleen M. Crews	(Principal Accounting Officer)

/s/ Thomas F. Brady	Trustee	March 30, 2007
Thomas F. Brady

/s/ Robert L. Denton	Trustee	March 30, 2007
Robert L. Denton

	Trustee	March 30, 2007
Douglas M. Firstenberg

/s/ Steven D. Kesler	Trustee	March 30, 2007
Steven D. Kesler

/s/ Kenneth S. Sweet, Jr.	Trustee	March 30, 2007
Kenneth S. Sweet, Jr.

/s/ Kenneth D. Wethe	Trustee	March 30, 2007
Kenneth D. Wethe